04039106

PE
12-31-03

2003 Annual Report

AllergyResearchGroup®

NutriCology®
Innovative Nutrition

30806 Santana Street Hayward, California 94544

Allergy Research Group, Inc.

Allergy Research Group Inc./NutriCology, Inc., established in 1979, is an innovative leader in research and the formulation of nutritional supplements. The Company is recognized worldwide for the quality, purity and efficacy of its targeted nutritional supplement line consisting of more than 200 products. Over 4,000 physicians and health care practitioners worldwide currently purchase Allergy Research Group's products and recommend these supplements to their patients.

Table of Contents

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)	Year ended December 31 (Audited) 2001	2002	2003	March 31 (Unaudited) 2004
Operating Results				
Revenues	$11,749,199	$12,684,413	$13,652,856	$3,724,899
Net Income (Loss)	326,557	997,862	1,643,770	384,063
Per Common Share	.02	.07	.11	.03
Total Operating Expenses	4,266,445	4,184,829	3,866,814	993,173
Financial Position				
Total Current Assets	$2,681,143	$3,056,532	$4,361,333	$5,062,079
Cash	199,499	340,002	1,704,529	2,179,787
Accounts Receivables	534,884	591,557	677,947	747,391
Total Current Liabilities	1,855,778	1,183,317	857,569	1,142,863
Total Liabilities	1,904,425	1,183,317	857,569	1,142,863
Stockholder's Equity	1,469,763	2,386,052	3,830,322	4,214,385
Other Data				
Net Cash Provided By Operating Activities	$485,410	$882,997	$1,609,484	$475,871
Net Cash Provided By (Used In) Investing Activities	(16,400)	(35,767)	3,314	(613)
Net Cash Used In Financing Activities	(458,159)	(706,727)	(248,271)	-

AllergyResearchGroup®

30806 Santana Street · Hayward, CA 94544
(800) 545-9960 · Fax: (510) 487-8526
E-mail: Info@NutriCology.com

July 22, 2004

MESSAGE TO THE SHAREHOLDERS

Dear Shareholder:

Overall 2003 was a very good year for Allergy Research Group. We experienced record profits, increased shareholder value and introduced several promising new products.

Financial Summary

We reported net income of $1,643,770 for the year ended December 31, 2003 as compared to net income of $997,862 for 2002. This increase is primarily due to increased sales, higher profit margins, and a reduction in selling and general and administrative expenses from $3,924,080 in 2002 to $3,612,034 in 2003. During the first quarter of 2004, we have been able to continue this profitable trend on a before tax basis.

Total sales increased $968,443 during 2003 due to more targeted marketing efforts and the introduction of new products. Retail sales were up 35% and distributor sales increased by 9%.

Sales have increased by approximately 8% during the first quarter of 2004, to $3,724,899 for the three months ended March 31, 2004, compared with $3,448,762, for the same period in 2003. This increase also reflects the introduction of new products and marketing efforts. Generally speaking, sales typically average approximately $1,200,000 a month.

Cost of sales increased $236,163 to $7,823,958 in 2003 from $7,587,795 in 2002. This increase corresponds to the increase in sales. Gross profit margins increased approximately 2.5%, approximating 42.7% for 2003, as a result of the higher margins associated with retail sales.

Our total operating expenses decreased during 2003 primarily from a reduction in our outside sales staff, a new telephone contract which reduced telephone expense, a reduction in depreciation expense associated with fully depreciated assets that are still in working condition, less reliance on outside consultants, and a reduction in legal fees associated with a settlement received. Interest expense also decreased during 2003 due to declining interest rates and because our line of credit outstanding was not used. We have been able to maintain a zero balance on the line through the date of this letter.

The Annual Report enclosed includes consolidated 2003 financial statements for Allergy Research Group. For more complete financial information, you should refer to the Management's Discussion and Analysis section (MD&A) of the 2003 Form 10-KSB which is attached to this report, our MD&A in the quarterly report for the first quarter of 2004 filed with the SEC on Form 10-QSB on May 13, 2004 and the financial statements included herewith as part of the Form 10-KSB.

Annual Shareholders Meeting

We are pleased to invite you to attend the Allergy Research Group's 2004 Annual Meeting of Shareholders, which will be held on Monday, August 23, 2004, at our headquarters located at 30806 Santana Street, Hayward, California. The meeting will begin at 11:00 A.M. local time. This package includes our Proxy Statement for 2004 and this Annual Report.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, we urge you to vote your Proxy as soon as possible. You can vote by mailing back the Proxy enclosed with the Proxy Statement. Voting will ensure your representation at the Annual Meeting if you do not attend in person. Please review the instructions on the Proxy.

At the meeting, we will elect directors and vote to approve continuation of Allergy Research Group's independent accountants. We will report on the activities of the Company and there will be an opportunity for you to submit questions or comments on matters of interest to shareholders generally. Your Board of Directors recommends a vote FOR the election of the nominees and FOR all Proposals.

We are optimistic that Allergy Research Group will continue to grow and prosper.

Thank you for your interest and support of Allergy Research Group.

Sincerely,

Stephen A. Levine

Stephen A. Levine
Chairman and CEO

BUSINESS OVERVIEW

The Company

Allergy Research Group-NutriCology, Inc., established in 1979, is an innovative leader in research and the formulation of nutritional supplements. The Company is recognized worldwide for the quality, purity and efficacy of its targeted nutritional supplement line consisting of more than 200 products. Over 4,000 physicians and health care practitioners worldwide currently purchase Allergy Research Group's products and recommend these supplements to their patients. Currently, the Company supplies products to physicians and health care practitioners world-wide, including accounts in the United States, Japan, China, Taiwan, the United Kingdom, South Korea, Jamaica, New Zealand, Mexico, Turkey, Norway, Denmark, Switzerland, Italy, Ireland, Philippines, Russia, South Africa and Singapore, among others.

We develop, contract manufacture, market and sell products, under the NutriCology and Allergy Research Group labels, distributing our products through distributors, to medical and professional accounts, to retailers, and directly to the consumer. We currently offer a line of over 200 products, including vitamins in both multivitamin and single-entity formulas, minerals, herbals and creams. Our products are manufactured in various forms, including capsules, tablets, softgels, powders (drink mixes) and liquids.

Vision Statement

We intend to expand the Company's position in the vitamin and nutritional supplements markets. Specifically, our strategy continues to be: (i) develop new brands and product line extensions, as well as new products, through our commitment to research and development; (ii) continue the growth of our balanced distribution network; (iii) build our execution skills through new operations processes and decision support systems; (iv) achieve cost superiority through formal productivity benchmarking and continuous improvement programs; and (v) continue to improve upon our comprehensive e-commerce plan.

In addition, Allergy Research Group continues to expand into the field of research on pharmaceuticals and nutraceuticals under the leadership of Dr. Stephen Levine and Dr. Ba Hoang, MD, PhD. It is our hope that, during the process of research into possible pharmaceutical and nutraceutical products, we will test new herbal products, or additional uses for existing herbal products, that can be added to our current line of products as health food or dietary supplements.

We strive to make Allergy Research Group a leader in vitamin and nutritional supplement product development and intend to continue our commitment to research and development to create new products and existing product line extensions. In 2003 and 2002, we spent $254,780 and $260,749, respectively, on research and development. The nutritional supplement industry is influenced by products that become popular due to changing consumer interests in health, appearance and longevity, new research coming out on existing compounds or new compounds being discovered along with public and media attention to these same interests.

We believe it is important to develop new products in these industries in order to capitalize on new market opportunities, to strengthen relationships with customers by meeting demand and to increase market share. In addition, we believe that continually introducing new products is important to preserving and enhancing gross margins due to the relatively short life cycle of some products. Our involvement in the research and development of pharmaceuticals and nutraceuticals should enable us to expand our nutritional supplement product line and open a new potential revenue stream through joint ownership of patents.

Products and Services

Our purpose is to improve the quality of life for our customers through scientifically-based innovation, purity of ingredients, education and outstanding service. Our products are designed to be the purest and highest quality obtainable, and are generally made without flavorings, colors, salt, sugar, starch, common preservatives, binders and excipients. We rely on scientific research and collaboration with other experts in the biomedical field to insure state of the art, hypoallergenic, when possible, formulations containing the purest, highest quality ingredients.

Our vitamin and nutritional supplement line consists of products in the following categories: Vitamin C Products, Multiple Vitamins/Minerals, Mineral Products, Selenium Products, Antioxidant Formulas, Vitamin E Products, Bioflavonoids, B Vitamins, Essential Fatty Acids, Amino Acids, Pancreas Glandulars, Organic Glandulars, Probiotics, Microbial Balancers, Bioenergetic Nutrients, Musculoskeletal Products, Brain Support Products, Complete Nutrient Formulas and a variety of specialty products, such as supplements for immunological disorders. Please refer to our Annual Report on Form 10-KSB attached to this report for more detailed descriptions of our product categories. Approximately 75% of our products were formulated by Allergy Research Group/NutriCology and are manufactured and distributed by the Company either directly or through third party vendors. Another 25% of the products are produced by other companies in the industry and distributed by the Company through licensing agreements.

Company Strategy

We have divided sales into multiple market channels:

- Professional accounts - Physicians, nutritionists, chiropractors and health care professionals (35%)
- Distributor accounts - Sales to distributors (to be resold to the professional or retail markets) (47%)
- Retail accounts - Primarily healthfood stores and direct sales to customers (18%)

We market our products under both broadline brands for NutriCology, Inc. and Allergy Research Group. Currently, we market our products through the use of trade shows, direct marketing to physicians, nutritionists, chiropractors and health care professionals, contractual arrangements with distributors (who market the products themselves), advertising in trade magazines, radio shows in which Dr. Levine participates, direct sales to health food stores and pharmacies, and direct catalog and internet sales to consumers.

Annual Report

For more detailed information on Allergy Research Group, our goals and objectives, market information, management team, directors and operations, please review our Annual Report on Form 10-KSB, which is attached as a part of this report, including the Description of Business (page 1), Market and Common Equity and Related Stockholder Matters (page 19), Management's Discussion and Analysis or Plan of Operation (page 20) and Management (Part III) sections, and the attached consolidated financial statements for Allergy Research Group's fiscal year ended December 31, 2003.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _________________

Commission file number 0-27227

ALLERGY RESEARCH GROUP, INC.
(Name of small business issuer in its charter)

Florida (State or other jurisdiction of incorporation or organization)	13-3940486 (I.R.S. Employer Identification number)
30806 Santana Street, Hayward, California (Address of principal executive offices)	94544 (Zip Code)

Issuer's telephone number, including area code: (800) 545-9960

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which Each class is registered
None.	NASD OTC Bulletin Board

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State issuer's revenues for its most recent fiscal year: $13,652,856

The aggregate market value of the voting stock held by non affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock as of March 8, 2004 was $1.35, based on the last sale price of $1.34 as reported by the NASD Over-The-Counter Bulletin Board.

As of March 28, 2004, Registrant had outstanding 14,492,105 shares of common stock, its only class of common equity outstanding.

Transitional Small Business Disclosure Format (Check one): Yes [ ] No [X]

(This page intentionally left blank.)

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Forward-Looking Statements

This Annual Report on Form 10-KSB, including "Management's Discussion and Analysis or Plan of Operation" in Item 6, contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of Allergy Research Group, Inc. and its consolidated subsidiary ("the Company") to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of revenue, costs or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statement concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include but are not limited to the items discussed in "Factors that Could Affect Future Results" set forth in "Management's Discussion and Analysis or Plan of Operation" in Item 6 of this report. The Company assumes no obligation and does not intend to update these forward-looking statements.

Background

Allergy Research Group, Inc. (SYMBOL: ALRG) (the "Company" or "Allergy Research Group"), together with wholly owned subsidiary, Nutricology, Inc., strives to be an innovative leader in nutraceutical research and product formulation. Through Nutricology, Inc., the Company has produced quality, hypoallergenic nutritional supplements since 1980 and currently supplies products to approximately 4,000 physicians and health care practitioners worldwide. The Company was the first in the U.S. to introduce numerous specialty products including melatonin (a neurohormone), germanium sesquioxide (a trace mineral), AntiOx™ (a broad-spectrum antioxidant) and Buffered Vitamin C. Buffered Vitamin C was tested at the Haight Ashbury Clinic in San Francisco as a nutritional supplement for its value (associated with medical treatment) for opiate and stimulate abusers. Overall, the tests indicate that Buffered Vitamin C is beneficial in detoxification and aftercare programs, including discouragement of resumption of drug abuse.

The Company

Allergy Research Group, Inc., then Scottsdale Scientific, Inc., was incorporated under the laws of the state of Florida on April 8, 1997 for the purpose of wholesale distribution of health and nutritional supplements. On February 3, 1998, the Company entered into an agreement to acquire Nutricology, Inc., a California corporation formed on March 11, 1980 ("Nutricology"). Nutricology was engaged in the distribution of hypoallergenic nutritional supplements under the guidance of Dr. Stephen Levine.

Nutricology, Inc. now operates as a wholly owned subsidiary of Allergy Research Group. As used herein, the "Company" means Allergy Research Group and its subsidiaries, except where indicated otherwise.

We sell our products worldwide to healthcare professionals, who recognize the Company for the quality, purity and efficacy of its targeted nutritional supplement line. Currently, we supply products to approximately 4,000 physicians and health care practitioners world-wide, including accounts in the United States, Japan, China, Taiwan, the United Kingdom, South Korea, Jamaica, New Zealand, Mexico, Turkey, Norway, Denmark, Switzerland, Italy, Ireland, Philippines, Russia, South Africa and Singapore.

We develop, contract manufacture, market and sell branded and private label products, including vitamins and nutritional supplements, throughout the world under the NutriCology and Allergy Research Group labels. Our products are distributed through distributors to medical and professional accounts and to retailers. See "Market Strategies" below. We offer a line of approximately 200 products, including vitamins in both multivitamin and single-entity formulas, minerals and herbals. Our products are manufactured in various forms, including capsules, tablets, softgels, powders (drink mixes), liquids and creams.

The Company's principal executive offices are located at 30806 Santana Street, Hayward, California 94544 and our telephone number is (800) 545-9960.

Business Plan

Company Growth Strategy

We intend to expand the Company's position in the vitamin and nutritional supplements markets. Specifically, our strategy continues to be to: (i) develop new brands and product line extensions, as well as new products, through our commitment to research and development; (ii) continue the growth of our balanced distribution network; (iii) build our execution skills through new operations processes and decision support systems; (iv) achieve cost superiority through formal productivity benchmarking and continuous improvement programs; and (v) continue to improve upon our comprehensive e-commerce plan, which includes upcoming changes that will result in a more user-friendly and marketing-driven web site and the ability to accommodate wholesale orders. We believe that the Company's history and reputation in the field, multiple distribution channels, broad portfolio of products and packaging and distribution capabilities position it to be a long-term competitor in the vitamin and nutritional supplements industries.

In addition, the Company is continuing to expand into the field of research on pharmaceuticals and nutraceuticals under the leadership and guidance of Dr. Stephen Levine and Dr. Ba Hoang, MD, PhD. This process is limited to literature work, including patent submissions for potential products. The research can be marketed to pharmaceutical companies either through direct sell of the research to the pharmaceutical company, or through a joint venture arrangement between the pharmaceutical company and Allergy Research Group whereby the parties will jointly own the patent and continue development of the products. It is our hope that, during the process of research into possible pharmaceutical and nutraceutical products, we will test new herbal products, or additional uses for existing herbal products, that can be added to our current line of products as health food or dietary supplements.

The Company also continues to collaborate with several entrepreneurs of cutting-edge science-based products, who have limited resources to bring their products to market. We look towards working partnerships and/or acquisition of these businesses to broaden our product line of innovative nutraceuticals, creating potential for real growth in sales and profit while providing products that promote general health. The Company's distribution channel to the medical and professional- practitioners market is key to the successful introduction of unique products.

Product Research and Development

We strive to make the Company a leader in vitamin and nutritional supplement product development and intend to continue our commitment to research and development to create new products and existing product line extensions. In 2003 and 2002, we spent $254,780 and $260,749, respectively, on research and development. The nutritional supplement industry is influenced by products that become popular due to changing consumer interests in health, appearance and longevity, new research coming out on existing compounds or new compounds being discovered along with public and media attention to these same interests. We believe it is important to develop new products in these industries in order to capitalize on new market opportunities, to strengthen relationships with customers by meeting demand and to increase market share. In addition, we believe that continually introducing new products is important to preserving and enhancing gross margins due to the relatively short life cycle of some products. Our involvement in the research and development of pharmaceuticals and nutraceuticals should enable us to expand our nutritional supplement product line and open a new potential revenue stream through joint ownership of patents.

As a result of the Company's product development history, we believe that it has built a reputation in the nutritional supplement industry for innovation in both branded and private label products. The Company is in various stages of development with respect to new product concepts that we anticipate will augment both our existing domestic and international product lines. Recently, through Dr. Levine, the Company has become more focused on researching and developing broad-spectrum immune products. (A broad-spectrum immune product is one that is varied in its ability to enhance a wide range of protective mechanisms of immune function against pathogens, bacteria, virus, fungus, protozoan and cancer.) Building from this focus on broad-spectrum immune products, the Company has expanded the market created for anti-angiogenics, specifically with a bindweed-based product called VascuStatin.

Our work with Dr. Ba Hoang, one of our Medical Advisors, has lead to research into a number of herbal products that we plan to sell as supplements and which may also be developed into strict pharmaceutical products with patent protection. We have submitted one patent application, for the treatment of ITP, idiopathic thrombocytopenia, which is a common bleeding disease.

Manufacturing and Product Quality

Our purpose is to improve the quality of life for our customers through scientifically based innovation, purity of ingredients, education and outstanding service. Our products are designed to be the purest and highest quality obtainable and are generally made without yeast, corn, wheat, soy, dairy products, flavorings, colors, salt, sugar, starch, common preservatives, binders and excipients. To ensure optimal stability, our products are stored in a humidity and temperature-controlled environment. We rely on scientific research and collaboration with other experts in the biomedical field to insure state of the art, hypoallergenic, when possible, formulations containing the purest, highest quality ingredients.

The Company currently does not have facilities for the manufacture of encapsulated and liquid products, and we are using outside vendors for this purpose. As of December 31, 2003, a concentration of approximately 58% of our manufacturing was distributed among four separate vendors. The largest manufacturer and supplier of raw materials supplies 28% of our needs, with the second largest at 11%, the third at 10% and the fourth largest vendor at 9%. We are committed to providing the highest quality products, and require our manufacturers to provide evidence that they have met our standards. Our outside vendors are required to manufacture our products in accordance with the applicable Current Good Manufacturing Practices ("CGMPs") of the United States Food and Drug Administration ("FDA") applicable to food and other applicable regulatory and compendial manufacturing standards, such as United States Pharmacopoeia ("USP"). Raw materials and finished products undergo random sample quality testing procedures, including weight, purity, heavy metals and microbiological testing. In order to assure that our products meet the high standards we require, we randomly take raw materials and samples from our manufacturers to independent laboratories for testing.

Approximately 75% of our products, consisting of capsules and tablets, are packaged at and distributed from our 25,440 square foot warehousing and packaging facility located in Hayward, California (the "Hayward Facility"). The Hayward Facility was leased by the Company for five years commencing June 1, 1998, and consists of approximately 5,500 square feet of office space. The lease allows for an increase of 5% every 15 months. During the first six months of 2003, we paid approximately $33,300 per month for these facilities. The rental expense in 2003 for the first six-months was offset by sublease income of approximately $1,900 per month. The original lease was scheduled to expire on June 30, 2003; however, it was amended to extend the term of the lease one year and to exclude the rental of the warehouse facility that was subleased on a monthly basis through June 30, 2003. Our monthly rental expense following these amendments to the lease was approximately $20,765. During February 2004, we renegotiated the lease to extend the term to December 31, 2004 with an option to extend the lease for three additional months. Although the current facility and equipment are sufficient to meet our immediate needs, we are exploring the possibilities of moving our facilities to a more geographically beneficial location and facilities that will allow for internal manufacturing and greater quality control. Currently, our outside manufacturers package our liquid products and encapsulate our powder products.

Products and Services

Our vitamin and nutritional supplement line consists of more than 200 products. The Company's product catalog includes the following categories: Amino Acids, Antioxidant Formulas, Bioenergetic Nutrients, Bioflavonoids, Brain Support Products, Comprehensive Nutrient Formulas, Essential Fatty Acids, Gastrointestinal Health Products, Immune Support Products, Liver Support Products, Multiple Vitamin/Mineral Formulas, Musculoskeletal Support Products, Organic Glandulars, Selenium Products, Specialty Products, Vitamin B Products, and Vitamin C Products. A brief description of each of these categories appears below, including descriptions of some of our most popular products in each category.

Approximately 75% of the products discussed below were formulated by Allergy Research Group/NutriCology and are contract manufactured and distributed by the Company. Another 25% of the products are produced by other companies in the industry and distributed by the Company through licensing agreements. Most notably, we license the distribution rights for ProGreens®, a fresh, nutrient-rich whole-food concentrate, which is gluten-free and contains no egg, dairy or animal products, no yeast, malto-dextrin, barley malt or simple sugar, no preservatives, and no artificial flavoring or coloring. Other licensed products include OralMat®, a product based on an extract of the rye plant; Eurocel, a product made from Korean and Chinese herbs that have been used historically in Oriental medicine; VascuStatin, a product made from bindweed, shown to potentially assist in supporting the inhibition of angiogenisis; and Nattokinase, an enzyme derived from boiled soybeans and *Bacillus natto*, which may support healthy blood flow.

The trademark to ProGreens® is owned by Jim Cassidy and is licensed to Nutricology under an exclusive, worldwide license pursuant to which Mr. Cassidy receives royalties based on the amount of ProGreens® products sold by the Company. Mr. Cassidy acts as a consultant to the Company in relation to the ProGreens® products and receives a fee for attending tradeshows on our behalf as well as commissions based on sales of our products made by him.

Amino Acids

Amino acids exist in all living cells and chains of amino acids make up protein. Amino acids make up a great portion of skin, hair, nails, muscle tissue and internal organs. The brain and heart are especially high in protein. The body uses amino acids in the production of neurotransmitters in the brain, several hormones, a variety of enzyme and metabolic processes, the formation of antibodies, and for the production of non-essential amino acids. Essential amino acids are the amino acids that the body cannot produce on its own, therefore it is necessary to obtain them from diet and/or nutritional supplements. Non-essential and semi-essential amino acids are produced by the body; however, higher amounts may be necessary during times of increased physical or emotional stress, illness or imbalance. Our amino acid products are easily absorbed into the system.

Antioxidant Formulas

Through Allergy Research Group/Nutricology, we have pioneered hypoallergenic, broad-spectrum, mixed-antioxidant formulations. Though essential, oxygen has the potential to create metabolic toxicity via free radicals. Antioxidant nutrients are utilized in conjunction with antioxidant enzymes to help quench oxygen free radical generation. Acting to impede free radical damage to cells and tissues, the body's antioxidant defense system amounts to a metabolic cooling and lubrication system. The antioxidant nutrients are the body's natural antitoxins and are crucial to homeostasis, having regulatory roles in a diversity of tissue functions. A variety of stressful, environmental, genetic and behavioral factors have been linked to increased free radical production in the tissues. Good dietary habits help conserve the body's antioxidant stores, but under the conditions of modern living it can be good "nutritional insurance" to supplement with additional antioxidant nutrients.

Bioenergetic Nutrients

The production of energy begins in a particular organ found inside the cells, known as the mitochondria. Inside the mitochondria, with assistance of enzymes from the Krebs cycle, carbohydrates and fatty acids are metabolized into Adenosine Triphosphate (ATP). ATP is considered a cofactor and a modulator of activity of some enzymes and can be thought of as cellular currency. A particularly special product within our Bioenergetic Nutrients category is called ProGreens®, which is formulated with the highest quality green foods, premium adaptogenic herbs and antioxidant bioflavonoids, to provide broad-spectrum nutritional support from natural food factors not found in isolated vitamins or mineral concentrates. ProGreens® is marketed in a variety of forums under our NutriCology® label.

Another notable product in this category is a hypoallergenic product called germanium, which is a semimetallic element in the same family as carbon, silicon, tin and lead. Germanium sesquioxide may be used in the treatment of anemia, a blood condition involving abnormal oxygen carrying potential. Allergy Research Group® was the first company in the United States to introduce germanium sesquioxide. We currently produce germanium in both powder and capsule form.

Bioflavonoids

Bioflavonoids are biologically active flavonoids (a flavonoid is any of a large group of plant substances that includes the anthocypanins, a class of flower pigments.) Bioflavonoids are important nutritional factors, and can be found in just about every plant on Earth. Bioflavonoids are important protective and regulatory factors in plant metabolism, and from their widespread distribution, are likely to have been an integral part of the human diet since human life began. We believe that this co-relationship between plant life (bioflavonoids) and human life over the course of evolution is consistent with the many benefits to homeostasis that they seem to offer, although scientific research on this relationship is still in development stages. Certainly, bioflavonoids are complex chemically and can play a variety of roles in human metabolism. They are potent antioxidants and many also display metal binding activity, a property that may contribute to their antioxidant effects. Bioflavonoids are required for the proper absorption of Vitamin C, and increase Vitamin C's effectiveness. They are also thought to improve immunity, fight cancer, reduce inflammation and strengthen capillaries.

Brain Support Products

The Brain Support formulas produced by the Company are designed to enhance brain function, improve memory, support the central nervous system and aid in the production of neurotransmitters in the brain. Included in this group of products is Melatonin, which was first introduced to the U.S. health food and professional market by Nutricology. Melatonin has many nutritional benefits. However, its main function in the body is to support the aspects of brain chemistry involved in sleep.

Our newest product in this category, 200 mg of Zen, contains a significant quantity of both gamma-aminobutyric acid (GABA) and L-theanine (glutamic acid gamma-ethylamide), an amino acid derivative found naturally in green tea (Camellia sinensis). 200 mg of Zen provides a source of dietary ingredients that may provide stabilization of mood and a feeling of alert relaxation.

Comprehensive Nutrient Formulas

We produce a family of products that are referred to as Comprehensive Nutrient Formulas. Under the NutriCology® label, these products include: Complete Immune, Complete Heart, Complete Heart II, and Complete Nerve. Under the Allergy Research Group® label, which is marketed to healthcare professionals, these products are sold as: Wholly Immune, Take Heart, Take Heart II, and Steady On. Complete Immune is a comprehensive blend of herbs and nutrients designed to work synergistically to enhance the body's natural immune system, decrease oxidative damage, promote liver detoxification, and regulate cell division. Complete Heart and Complete Heart II are comprehensive cardiovascular support formulas to support general nutrition, ATP (adenosine triphosphate) production, catabolism and homocysteine metabolism, anti-oxidant function and maintenance of serum viscosity and cardiovascular health. Complete Nerve is a comprehensive neurovascular support formula that provides nutrients that have been shown to improve blood and oxygen supply to the brain, potentially improving brain function. This formula provides general nutrition, precursors for the formation of L-dopa and dopamine, support for the generation of neurotransmitters, support of healthy emotional response, increased neuromuscular control and support against oxidative degeneration of central neurons.

Essential Fatty Acids

It has been clear for some time that many individuals in western society consume far too many of their calories from fatty foods. However, certain dietary fats are actually important nutrients. These are considered Essential Fatty Acids (EFAs). EFAs include linoleic acid and alpha-linolenic acid, which appear to have vitamin-like activity: they are essential for metabolism and cannot be produced by the body from simpler molecules. In addition, gamma-linolenic acid (GLA) is a fatty acid intermediate which may help some individuals bypass a "weak-link" in fatty acid metabolism (delta-6-desaturase), and can be classified as "semi-essential."

High intakes of cholesterol, saturated fats and hydrogenated fats ("trans-fats") may be undesirable, but consumption of EFAs are a positive factor in any program for good health. ARG/NutriCology EFAs are derived from the highest quality sources available and every batch of our fish oil products are tested for mercury and other potential contaminants.

Gastrointestinal Health Products

The health and integrity of the epithelial lining of the gastrointestinal tract is important for proper absorption of nutrients, for maintaining healthy microbial balance in the gut, and a state of homeostasis throughout the body. When increased intestinal permeability (also known as "leaky gut") exists within the gastrointestinal tract, an environment conducive to inadequate absorption of nutrients and increased absorption of toxins, pathogenic bacteria and inflammatory substances exists, potentially leading to weakened immunity and compromised health. Dietary supplementation, with nutrients the body needs to produce healthy epithelial tissue, regulate transit time and balance microbiology may support gastrointestinal health. Digestive support may also benefit individuals with increased intestinal permeability.

Increased intestinal permeability is common among individuals with chronic stress, allergies, and microbial infestations. Weakened immunity, including conditions of hypo-immunity and auto-immunity, may involve "leaky gut." Consumption of foods processed with chemical additives and preservatives, having low levels of nutritional value, as well as caffeine and alcohol consumption may lead to an increase in intestinal permeability. The overuse of drugs, both prescription and over the counter, environmental contaminants such as car exhaust, perfumes and cleaning chemicals are also potential culprits in developing increased intestinal permeability.

Our Gastrointestinal Health Products include a variety of products to support digestion and elimination, intestinal permeability and microbiology. Perm A vite is a formula designed specifically to support the body's production of a healthy gastrointestinal lining, necessary in conditions of "leaky gut." Several unique and potent probiotic formulas, as well as a variety of microbial balancing formulas, such as Tricycline, containing artemisinin, black walnut hulls, citrus seed extract, and berberine sulfate have been shown to reduce unwanted microbes. "Probiotic" is the term used to describe friendly intestinal bacteria necessary for gastrointestinal health.

Another of our gastrointestinal health products is Earth Dragon, an herbal combination product developed by Dr. Ba Hoang, M.D., Ph.D., and his family of three generations of Vietnamese doctors. The product includes a specific species of powdered, dried earthworms that have been used traditionally in the Vietnamese diet for hundreds of years to aid the human digestive system. Recent studies performed by Professor Joel Weinstock, University of Iowa, support the theory that certain beneficial microorganisms may play a key role in modulating intestinal immunity. Weinstock believes that ingesting a very specific species of parasitic worm may be highly effective in the treatment of inflammatory bowel diseases such as ulcerative colitis and Crohn's disease, which are believed to be caused by an overactive immune response to normal intestinal bacteria. Earth Dragon is a proprietary formulation by Dr. Hoang and is unique to the Company.

Immune Support

The immune system is a complex system involving communication between organs, tissues and chemicals. Its main purpose is to protect the body against foreign invaders, infection, and disease processes. The primary functions of the immune system have been understood for a relatively short period of time. The current understanding is that the thymus gland (master gland of immunity) grows rapidly for the first two years of life and continues to grow at a slower rate until puberty. At that time the amount and strength of the T-cells (thymus cells) determines the strength of one's immune system. The thymus gland then slowly shrinks with age, lessening the strength of one's immune system. Shrinkage of the thymus (decreasing immunity) can be caused by stress, infection, radiation, drugs such as cortisone, malnutrition, chronic illness and free-radical damage. Specific nutrients that support the thymus and immune system as a whole may potentially increase one's immunity.

We carry some of the most unique products for immune support available today. Lactoferrin, a specific component of bovine colostrum, having a somewhat stimulating effect on the immune system, was introduced to the market by the Company. Cytolog® is a unique complex of peptides selected from bovine colostrum for their molecular weight. These peptides are referred to as "info-peptides" and, rather than having direct biological activity on the immune system, they seem to inform the body as to what it needs to do to regulate the immune system on its own. This phenomenon is known as immune modulation. Cytolog® is supportive for down regulating auto-immunity as well as supporting conditions of lowered immunity.

Liver Support Products

The liver is a complex organ with a variety of functions. It plays a major role in the detoxification of both endotoxins (toxins produced by the body itself) and xenobiotics (environmental toxins). Detoxification is a process involving several different organs and occurs primarily in the liver where toxins, chemicals, and cholesterol are filtered from the blood using enzymes bile. These products in this category generally support the Phase I and Phase II functions of liver detoxification. In Phase I, toxins are neutralized or transformed into intermediates which are then neutralized by the Phase II enzymes. In Phase II, metabolic chemicals are enzymatically attached (conjugated) to the toxins, which are then either neutralized or more easily excreted in the bile and urine. The liver's ability to detoxify potentially harmful substances is directly related to optimal health.

We have exclusive U.S. distribution rights for Eurocel, a product made from Korean and Chinese herbs that have been used historically in Oriental medicine for liver support. Studies on Eurocel indicate positive results in patients with Hepatitis C, showing a significant decrease in viral titers.

Multiple Vitamin / Mineral Products

We produce a comprehensive multi-vitamin formula called Multi-Vi-Min®, formulated by Dr. Levine. Multi-Vi-Min® was designed to be a hypoallergenic, and many people who cannot tolerate other multi-vitamins do well with this formula. The formula comes in three variations, one containing copper and iron, one without copper and iron, and one especially formulated for children. In addition, we produce and market a number of other multi-vitamin and mineral products on the premise that a quality multiple vitamin/mineral supplement is a must for everyone. These products include calcium, magnesium, zinc and potassium based products, as well as two forms of OcuDyne, a formula created exclusively for the Company by Jonathan Wright, M.D. and Alan R. Gaby, M.D., designed specifically to support the structure and functions of the eye.

Musculoskeletal Support Products

We produce a variety of Musculoskeletal Support Products designed to support connective/joint tissue. Connective tissue is present in varying degrees in all organs of the body. The term "connective tissue" refers to the various types of tissues that make up the joints, tendons, ligaments, and even the web that holds all cells together. As a part of this category of products, we also produce a calcium product designed to support the production of healthy bone tissue.

InflaMed is a product designed to help maintain healthy joint tissue by supporting the reduction of pain associated with inflammation, reduction of proinflammatory mediators (prostaglandins, thromboxanes, etc.), and regulation of the inflammatory response by supporting the body's detoxification systems, as well as reducing oxidative stress damage induced by inflammation.

Organic Glandulars

The use of glandular substances can be a rich sources of nutrients, enzymes and other factors that support specific gland-related metabolism and physiological function. When prepared with sufficient technical sophistication and sensitivity to their delicate nature, some of these glandulars can retain a significant portion of their biological activity. Our glandular products are produced from government inspected, range-grazed animals raised in New Zealand, without the use of pesticides, hormones or antibiotics, and are BSE free. Our glandulars are lyophilized (freeze–dried), which means the material is frozen, then subjected to a high vacuum that vaporizes moisture directly from the solid state, thereby maintaining its biological activity. Our glandulars are highly potent, and are generally well-tolerated.

Selenium Products

Selenium is an essential trace element that is "redoxactive," (i.e., highly active in electron exchange reactions.) Antioxidant enzymes specialize in electron exchange reactions that help protect the cells and tissues from free radicals and other oxidative "electron stealers." Selenium is an essential component of glutathione peroxidase, being located at the "active site" of this major antioxidant enzyme. Our Selenium products include a liquid sodium selenite and an encapsulated selenium derived from kelp.

Specialty Products

We also produce and/or distribute a number of "specialty items" which do not fall into our general product categories. These products include a HomoCysteine Metabolism Formula, which provides a good source of folic acid and B vitamins to facilitate the breakdown of homocysteine back into methionine and other metabolites. Homocysteine is a toxic amino acid associated with vascular disease, strokes, heart attacks, and carotid artery damage among others. Methionine is one of the sulfur-containing amino acids and is important for many bodily functions. Through its supply of sulfur, it helps prevent conditions of the skin and nails. It acts as a lipotropic agent to prevent excess fat buildup in the liver and the body, is helpful in relieving or preventing fatigue, and may be useful in some cases of allergy because it reduces histamine release. It also may help lower elevated serum copper levels. Methionine is of concern mainly because it is the least abundant amino acid found in most foods.

We produce and distribute Mastica, an encapsulated product which contains Mastic gum, a resinous exudate obtained from the stem and the main leaves of the *Pistacia Lentiscus* tree indigenous to the Mediterranean (most notably the Greek Island of Chios). The gum has been reported in the New England Journal of Medicine to be effective against several strains of Helicobacter pylori, a pathogenic bacteria that infects the stomach, and has been associated with ulcers. Mastica has become one of our most popular products and we are aware of only one other distributor in the United States.

We also have a product developed by SoftGel Technologies called Glucosol™. Glucosol™ is a unique standardized leaf extract of Lagerstroemia speciosa L., a traditional herb from Asia. Processed by water extraction and standardized to 1% corosolic acid per softgel, Glucosol™ offers superior potency. Corosolic acid, the active triterpenoid, has been studied for its blood sugar-lowering effects since the 1930's. Recent Japanese and American Studies have shown that Glucosol™ regulates blood sugar by supporting the body in glucose metabolism and activating glucose transport and uptake. Our unique, all natural softgel formulation provides optimum efficacy and enhanced absorption. Maximum effects occur within the first 15 days of supplementation, and blood glucose regulation continues for a period of time after supplementation is discontinued. In addition, Glucosol™ has been shown to support the body in improving carbohydrate metabolism, thereby potentially being valuable in weight reduction programs.

Other "specialty products" include three hypoallergenic products known as NAC (N-Acetyl-L-Cysteine), an antioxidant closely related to L-cysteine but more stable; Saw Palmetto Complex, which provides the highest quality standardized Saw Palmetto extract available combined with nutrients that complement its action; and Super Immuno Complex™, a daily high-potency nutritional supplement packet designed to boost the immune system, antioxidant and essential fatty acid status, and overall nutrition. NAC, when taken orally, raises blood and tissue cysteine levels. Cysteine is important for homeostasis, being a key antioxidant, a glutathione pre-cursor, and a natural source of sulfur for metabolism. Saw Palmetto extract is a lipophilic extract of saw palmetto berries, and is a superior product for prostate support.

Nattokinase, an enzyme derived from boiled soybeans and *Bacillus Natto*, was added to the product line in 2002. Research has shown nattokinase to support the body in healthy blood coagulation and to support fibrinolytic activity.

Vitamin B Products

B vitamins are water-soluble nutrients, which means that they are not stored in the body and do not remain in the body for very long. Therefore, B vitamins should be replenished daily. B vitamin insufficiencies can occur easily during periods of dieting, fasting, malabsorption, or consuming the Standard American Diet (SAD), which usually includes too many processed foods and excess sugar. Alcohol and drug intake, including antibiotics, also deplete levels of B vitamins.

The B vitamins function in the body as co-enzymes: they assist the enzymes, our biological catalysts, in implementing the tens of thousands of biochemical reactions and metabolic pathways that are essential to life. Some of these enzyme functions include energy production, conversion of carbohydrates to glucose, and assisting other nutrients in the metabolism of fat and protein. In addition, B vitamins are essential to optimal functioning of the central nervous system, as the body uses B vitamins during the physiological response to stress and fatigue. Adequate levels of B vitamins are also especially important for the formation of healthy hair and skin, and optimal functioning of the eyes and liver. The B vitamins, potentially promoting efficient bowel functions, support the general muscle tone of gastrointestinal tract.

Included in the B vitamin group are the following: B1 (thiamin), B2 (riboflavin), B3 (niacin), B5 (pantothenic acid), B6 (pyridoxine), B12 (cyanocobalamin), chlorine, inositol, PABA, orotic acid, pangameic acid, and B17 (laetrile). Biotin and folic acid are intimately involved in many of the same pathways, and are commonly regarded as semi-B vitamins.

Vitamin C Products

Vitamin C is the body's most important water-soluble antioxidant nutrient and is involved in a wide variety of biochemical reactions throughout the body. Included in its functions is the synthesis of collagen, the basis of all connective tissues, found in virtually every cell of the body. Vitamin C possesses antioxidant properties and because of its molecular structure, is able to donate hydrogen atoms from two hydroxyl positions to neutralize free radicals. In addition, the body uses Vitamin C during detoxification and inflammation processes, as well as immune system functions including: the production of white blood cells, histamine release and degradation, the reduction of glutathione and the metabolism and protection of several other nutrients. In combination with other nutrients, Vitamin C also supports the production of certain neurotransmitters.

The Company has pioneered the development of Buffered Vitamin C products, and continues to offer the purest and least allergenic Vitamin C products available anywhere. In addition to its hefty content of ascorbic acid, our Buffered Vitamin C also supplies potassium and the macrominerals calcium and magnesium at approximately one half of the RDI per level teaspoon. Due to its generous complement of calcium (405 mg per teaspoon), supplementation with our Buffered Vitamin C may be desirable for individuals who do not regularly consume dairy products. Developed by Dr. Stephen Levine, our Buffered Vitamin C products are well tolerated by sensitive individuals. The latest addition to our Buffered Vitamin C products is a unique cassava root (of the potato family) source Buffered Vitamin C. All of our Buffered Vitamin C products are formulated with carbonates of potassium, calcium and magnesium, giving them an acid-alkaline buffering action (pH 7.0 in water), potentially improving bowel tolerance and minimizing hyperacidity.

Industry Overview

The market for vitamins, minerals and other dietary supplements (excluding sports nutrition, food bars, diet products and functional foods) (the "VMS Products") grew rapidly between 1994 and 1998, following the passage of the Dietary Supplement Health and Education Act ("DSHEA") in October 1994. Prior to DSHEA, dietary supplements were subject to the same regulatory requirements as were other foods. The new law created a new regulatory framework for the safety and labeling of nutritional supplements. See "Regulation" below.

Packaged Facts, an independent research firm, reported that the market for VMS Products grew at a compound rate of 15.4% from $5.0 billion in 1994 to $8.9 billion in 1998. A large portion of that growth was attributable to an increase in sales of supplements (primarily herbal), which grew from $1.3 billion in 1994 to $3.9 billion in 1998. Growth in this category was fueled by the widespread publicity surrounding such herbs as echinacea, garlic, ginseng, gingko, Saw Palmetto and St. John's Wort.

Nutritional Outlook reported in March 2003 that market growth had decreased significantly to 36% from 1999 to 2002, with the expectation that during the next few years the growth rate would reach a mature level of 56%. According to Nutritional Outlook, the U.S. nutrition industry in March 2003 was worth approximately $53 billion, divided into the following, primary segments:

- Natural and organic foods ($12.6 billion)
- Supplements ($17.7 billion)
- Functional foods ($18.5 billion)
- Natural personal-care and household items ($4.1 billion)

A report published by Key Note, Ltd. in January 2003 indicates that, during 2002, retail sales of functional foods grew by an estimated 9.2%, while the retail sale of VMS Products fell by 3.6%. The Key Note report estimated that the nutraceuticals market, as a whole, increased in value by 37.7% between 1998 and 2002. The report stated that positive factors included an increase in consumer interest in a healthy diet and lifestyle, and taking charge of health issues, in an aging population where health awareness has increased in importance. Consumer health concerns are coupled with concerns over taking multiple prescription drugs. According to Nutritional Outlook, the market for condition-specific supplements will increase as consumers look for optimal solutions to their specific health conditions.

Despite the prediction for flat growth in the VMS Products industry, Key Note did conclude that multivitamins continue to represent one of the only growth sectors in the VMS Products market, primarily due to children's and "complete" products. In a study published by Joseph Marra, Director of Marketing at The Natural Marketing Institute in Harleysville, Pennsylvania, in the November 2002 issue of Nutraceuticals World, indicated that the 52-week period ended September 15, 2002 showed multivitamins as the top selling supplement. The study indicated that multivitamins, which have led the category for several years, continue to lead, with a growth rate of 4.7% for the period in 2002. At the same time, the market showed a significant decrease for herbal supplements, with an overall decrease of 9%. The period showed an increase in sales of supplements packaged as "antioxidants." Overall, the study indicated an increase of 1.3% of total category sales of vitamins and minerals, compared to the preceding 52-week period.

The Natural Marketing Institute concluded that there were multiple causes for the market changes reflected in its study, including, but not limited to, the following:

- As consumer knowledge of a product increases, they grow weary of the supplement and seek to move on to a younger, more attractive supplement. For example, the study reflected a decrease in sales of vitamins C and E (well known antioxidants) but an increase in sales of other supplements actually packaged as "antioxidants."

- Publicity surrounding the efficacy, potency and possible herb and drug interactions resulted in a decline in sales of herbal supplements. Herbs and botanicals have been the most effected by negative publicity.

- Conflicting information regarding the value of natural foods and the effect of modern production methods on actual nutritional value cause some consumers to opt for more natural foods as opposed to supplements, while other seek to supplement their diets with necessary vitamins and minerals in order to replace nutrients which may have been eliminated in the production process.

- Consumers tend to develop unreasonable expectations as to the benefits of supplements. 42% of the consumers surveyed indicated that they had ceased using vitamins and/or minerals due to lack of recognizable benefits, while the number for herbal supplements exceeded 50%. Despite this, the study still indicated that "overall credibility" was cited by only 6 to 7% of consumers as the reason for cessation of use. This trend indicates that consumers may believe in the products, but are still unsatisfied with the speed and noticeability of results.

Nutritional Outlook reported in March 2004 that herb sales continued to slide (decreasing 13% overall), while category sales of vitamin products increased 46%, with unit sales increasing only 13%. Nutritional Outlook contributed the increase in category sales to sales of multivitamin products, stating that while multivitamins remained stable, single-category vitamins have not recovered from downslides in the prior year. Decline in sales of herbal products was attributed to bad or negative publicity, including publicity surrounding the effects of ephedra. Nutritional Outlook further reported a move by suppliers into "value-added" products, ingredients and functional food. Key Note reported in 2003 that negative factors affecting the industry included consumer skepticism over the need for VMS Products and possible adverse effects of taking overly large doses of some vitamins.

The Key Note report indicated that new legislation from multiple regulatory bodies was expected to slow the launch of new products. According to Nutritional Outlook, legislation anticipated in 2003 will, most likely, be passed in 2004; including proposals on good manufacturing practices.

Vitamins and nutritional supplements are sold through seven primary distribution channels: natural food and specialty retail (including health food stores and supplement/chain stores), mass-market retailers (drug store chains, supermarkets and other mass merchandisers), direct sales channels (including multilevel marketing and catalog distribution), e-commerce via the Internet, mail order, direct TV (for example, infomercials), and professionals. According to Nutritional Outlook, roughly 70% of all products are sold in retail outlets, including health food stores, supplement and/or chain stores, supermarkets, grocers and drug stores. The other 30% is sold either directly to consumers through catalogs, the Internet or television and radio advertising, as well as multilevel marketers. Although the 2003 Nutritional Outlook study showed only a small amount of product being sold through medical professionals and alternative-healthcare providers, practitioners were considered the highest-growth category "with potential as an untapped source of consumer access, especially with physicians." E-commerce was also listed as having high growth potential; however, the study states that this growth should cap out at about 4% of the industry by 2010.

Over the past several years, public awareness of the positive effects of vitamins and nutritional supplements on health has been heightened by widely publicized reports of scientific findings supporting such claims. Many studies have indicated a correlation between the regular consumption of selected vitamins and nutritional supplements and reduced incidences of a wide range of conditions, including cancer, heart disease, stroke, arthritis, osteoporosis, mental fatigue, depression, declining immune function, macular degeneration, memory loss and neural tube birth defects. Reports have indicated that the United States government and universities have generally increased sponsorship of research relating to vitamins and nutritional supplements. In addition, Congress has established the Office of Alternative Medicine in the National Institutes of Health to foster research into alternative medical treatments that may include natural remedies and has also directed the Office of Dietary Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease.

We expect that the aging of the United States population, together with a corresponding increased focus on preventative health measures, to continue to influence the demand for vitamins and nutritional supplement products. According to the United States Census Bureau, through 2010, the 35-and-older age group of consumers, which represents a substantial majority of regular users of vitamin and nutritional supplements, is expected to grow significantly faster than the general United States population. In marketing our products, we will need to focus on understanding consumer needs, introducing new products to meet those needs and winning the trust of consumers through the quality and efficacy of our products.

The industry has seen a consolidation of vitamin and supplement companies, with NBTY leading the way. NBTY, now the largest VMS company (with sales of $1.2 billion in 2003) in the United States, acquired Rexall Sundown in 2003. In addition, Nutraceutical International Corporation has acquired Solaray, Inc., Premier One Products, Inc., Makers of KAL, Inc. and Makers of KAL, B.V., Monarch Nutritional Laboratories, Inc., Action Labs, Inc., NutraForce (Canada) International, Inc. and Thompson Nutritionals, Inc. While the retail channel of distribution for vitamins and nutritional supplements has been consolidating, the vitamin and nutritional supplement industry remains fragmented.

Competition

Strong interest in nutritional supplements has resulted in a large number of competitors in the marketplace. We compete with large, nationally known manufacturers such as Country Life, NBTY, Nature's Way, Solgar, Country Life, Natrol, Twinlab (recently purchased by IdeaSphere, Inc.), Nature's Plus, Now Foods and Nutraceutical International Corporation, among others, as well as many smaller manufacturers and distributors of nutritional supplements. Private label products also provide competition to our products. Many of our competitors have greater access to capital and may be better able to withstand volatile market conditions. In addition to competition from other companies in the VMS Product sector, we experience competition from other sectors of the nutrition industry, including from the functional food sector. Functional foods include breakfast cereals, fortified breads, cholesterol-lowering margarines, and yogurt drinks, among others.

We believe that the Company competes favorably with other VMS companies because of its reputation for the quality and efficacy of its products as well as for its comprehensive line of products. We offer approximately 200 different vitamin and nutritional supplement products with varying degrees of potency and in a variety of forms (including capsules, liquids, powders, softgels, tablets and creams). We believe that our ability to offer a broad range of high quality products with diversity of form and potency is an important factor in our ability to obtain market share in a highly competitive industry. In addition, we have identified professionals and distributors as our primary market, believing that we can build up our reputation for quality and efficacy through these sources rather than concentrating our efforts on mass market sales in competition with larger companies that have better resources and brand recognition even if many of their product lines are of lower quality than ours.

Following are some brief descriptions of a few of our competitors, which more directly compete with us in the VMS Product sector:

Thorne Research. Thorne manufactures hypo-allergenic products similar to those of the Company, in approximately the same price range, and markets its products only to health care professionals. In fact, in marketing to professionals, Thorne is probably our biggest competitor. However, Thorne tends to cater to Naturopathic Doctors, while the Company markets to a broader range of professionals in the medical field. In addition, our products are more generally available than those of Thorne since they can be purchased directly or in stores.

Metagenics, Inc. Metagenics produces some products which are similar to ours; however, as the practitioner provider division of Health World Limited, it limits access to its products to healthcare practitioners and patients referred by healthcare practitioners registered with Metagenics.

Douglas Labs. This company manufactures some products that are similar to ours and does a lot of private labeling for members of the health care profession. Although we feel that our products are as good or better than those of Douglas, we are not yet equipped to compete with their products in the private labeling market.

Jarrow Formulas. Jarrow manufactures high quality products that are marketed in the retail market. We believe their products are of a higher quality than some of the mass-market product lines like Twinlab and KAL, and their products are generally priced a little lower than ours.

Solgar Vitamin and Herb Company. Solgar (acquired by American Home Products, Inc. during 1998) has made in-roads into the international marketplace, which is an arena we feel will be a viable growth avenue for the Company. While competition with Solgar may cause some overlap, it is not expected to adversely impact our current revenue stream.

Weider Nutrition International, Inc. develops, manufactures, markets, distributes and sells branded and private label vitamins, nutritional supplements and sports nutrition products in the United States and throughout the world. It offers a broad range of capsules and tablets, powdered drink mixes, bottled beverages and nutrition bars. Its portfolio of recognized brands, including Schiff, Weider Sports Nutrition, MetaForm and American Body Building, are primarily marketed in four principal categories, sports nutrition, vitamins, minerals and herbs, weight management and healthy snacks. Weider carries a broader range of products than the Company, a few of which are in direct competition with some of our products. However, Weider appears to focus its marketing efforts on the sports sector.

Pure Encapsulations manufactures a line of hypo-allergenic nutritional supplements (vitamins, minerals, standardized herbal extracts, amino acids, protein powders, and other nutrients), which are marketed directly to individuals in the health care industry. Some of these products are similar to ours, and we will experience competition from Pure Encapsulations to varying degrees.

Some of the companies listed above, and many other corporations in the health and nutritional supplement business, are better funded and possess superior managerial and marketing resources. We plan to compete primarily on the basis of superior service and differentiate the Company by marketing its high quality products directly to professionals, allowing a greater percentage of products to be distributed under private labeling, and producing products which address needs that have not been met by our competitors' products.

The Company is also expanding into the field of research on pharmaceuticals and nutraceuticals. While we hope that this research will lead to discovery of new uses for herbs that may be incorporated into our existing products or used to develop new products, we will also market our research results to pharmaceutical companies for further research and clinical trials. It is our intention to obtain patents for our research, and to sell these patents to interested pharmaceutical companies. Due to the limited nature of our activities in the field of pharmaceutical and nutraceutical research, the Company will not perform clinical trials, and the identity and nature of our competitors is uncertain. However, we anticipate competition from pharmaceutical companies conducting internal research on new products as well as outside research groups, such as ClinTrials, that are hired by pharmaceutical companies to conduct research on their behalf.

Market Strategies

We have divided sales into multiple market channels:

- Professional accounts - Physicians, nutritionists, chiropractors and health care professionals (35%).

- Distributor accounts - Sales to distributors (to be resold to the professional or retail markets) (47%).

- Retail accounts - Healthfood stores and direct sales to consumers (18%).

The Company markets its products under two brand names, NutriCology® and Allergy Research Group®. Both brands offer a complete range of products, including multivitamins, single-entity vitamins, minerals and nutritional supplements, including herbal products. The NutriCology® brand is sold to the retail market and the Allergy Research Group® brand to the professional market.

The Company markets its products through the use of trade shows, direct marketing to physicians, nutritionists, chiropractors and health care professionals, contractual arrangements with distributors (who market the products themselves), advertising in trade magazines, radio shows in which Dr. Levine participates, direct sales to health food stores and pharmacies, and direct catalog sales to consumers. Our direct sales team currently consists of two contracted sales representatives covering critical territories and markets. These two sales representatives, combined with internal support staff, are focused on informing existing customers of our newest products. Through a combination of direct telemarketing, the Company's newsletter "Focus," and extensive market specific mailings, we anticipate increased sales over the next year.

Regulation

The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the United States Department of Agriculture and the Environmental Protection Agency ("EPA"). These activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements in the United States.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted in October 1994. DSHEA revised the provisions of the Federal Food, Drug and Cosmetic Act (the "FFDC Act") concerning the composition and labeling of dietary supplements. The legislation created a new statutory class of "dietary supplements," including vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet.

Prior to the enactment of DSHEA, dietary supplements were subject to the same regulatory requirements as other foods. Under DSHEA, manufacturers of dietary supplements became responsible for determining that the dietary supplements it manufactured are safe and that any representations or claims made about them are substantiated by adequate evidence to show that they are not false or misleading. As a result, dietary supplements do not require approval from the FDA before they are marketed. Except where the manufacturer is introducing a new dietary ingredient, where pre-market review for safety data and other information is required, a manufacturer does not have to provide the FDA with this evidence either before or after it markets its products. In addition, dietary supplements do not require FDA registration prior to production or sale. As indicated above, the manufacturer does, however, have to notify the FDA if it intends to market a dietary supplement in the U.S. that includes a new dietary ingredient. In that case, the manufacturer must demonstrate why the ingredient is reasonably expected to be safe for use in dietary supplements unless the ingredient has already been recognized as a food substance and is present in the U.S. food supply.

DSHEA has come under attack as a result of negative publicity surrounding some herbal products, such as ephedra, and new legislation is being proposed in both the Senate and House of Representatives that could result in significantly greater regulation of the VMS industry. At least one of the proposals would impose pre-market approval processes for dietary supplements. It is expected that the members of Congress will be asked to pass a bipartisan bill opening DSHEA up for modification sometime during 2004, and it appears likely that changes will be adopted. According to the March 2004 edition of Nutritional Outlook, the industry has formed a coalition comprised of dietary supplement manufacturers, industry trade associations and other supporters to help defeat challenges to DSHEA. At this time, we cannot predict with any certainty what those changes will be or the impact on the Company's business or results of operations.

During March 2003, the FDA issued proposed current good manufacturing practice ("CGMP") regulations for dietary ingredients and dietary supplements. If adopted as proposed, the new rule would establish new standards or CGMPs to help reduce the risk associated with adulterated or misbranded dietary supplements, as well as establish industry-wide standards necessary to ensure that dietary supplements are manufactured consistently as to identify purity, quality, strength and composition. The proposed rule also contains requirements for the design and construction of physical plants, and establishes quality control procedures and procedures for testing manufactured dietary ingredients and dietary supplements. Finally, the rule includes requirements for maintenance of records and handling of consumer complaints related to the CGMPs.

The proposed rule is designed to cover all types of dietary supplements. However, recognizing that the new rule, if adopted, would have a greater economic impact on small businesses, the FDA included a three-year phase-in period for small businesses. As a result, businesses with fewer than 500 employees would not be required to be in complete compliance with the new regulations until three years after they become effective. The proposed rule was available for public comment for five months (through August 11, 2003) with implementation of final regulations expected in 2004.

Products marketed by the Company are classified as dietary supplements under the FFDC Act, and are therefore subject to DSHEA and, if adopted, the proposed regulations. In addition to these regulations, advertising and label claims for dietary supplements have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA or FTC regulations or decisions will not restrict the permissible scope of such claims even beyond the current proposals.

Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only a limited number of health claims for dietary supplements.

However, among other things, the DSHEA amended the NLEA for dietary supplements by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA preapproval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements, commonly referred to as "structure function" claims, may describe how particular nutritional supplements affect the structure, function or general well being of the body (e.g. "promotes your cardiovascular health").

On November 18, 1998, the FTC published "Dietary Supplements: An Advertising Guide for Industry," a guide describing FTC policy governing dietary supplement advertising. The guide provides additional explanation but does not substantively change the FTC's policy requiring that product claims be truthful and supported by adequate substantiation as to the truthfulness of the claim.

On March 19, 2003, the FDA issued new security guidance documents to ensure the safety and security of the U.S. food supply. The new guidance documents are designed to reduce the risk of tampering or other malicious, criminal or terrorist acts. The FDA also announced increased surveillance of domestic and imported foods. The guidance documents were issued in response to the increased risk of bioterrorism as a result of the "War on Terrorism" and the U.S. invasion of Iraq. The new guidance documents and heightened surveillance are part of Operation Liberty Shield, a comprehensive national plan designed to increase protections for U.S. citizens and infrastructure while maintaining the free flow of goods with minimal disruption to the economy or American way of life. The FDA guidance documents are not regulations and are not mandatory, but they do provide FDA recommendations, which are generally followed throughout the industry. It is unclear what, if any, impact compliance with the guidance documents by firms that produce, process, distribute, pack or transport food ingredients has had on the dietary supplement industry.

Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors for those countries. These distributors are independent contractors over whom we have limited control.

We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on the Company's business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on our results of operations and financial condition. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

Because we do not currently manufacture pharmaceuticals and nutraceutical products through the company, but only conduct literature work and patent applications for potential products, we do not currently anticipate application of regulations governing our activities in those fields. With respect to the manufacture of our vitamin and nutritional supplement products, our outside vendors are required to manufacture our products in accordance with all applicable governmental regulations, including Current Good Manufacturing Practices of the FDA.

Employees

As of the date of this report, the Company employs approximately 29 full-time and four part-time employees. The Company does not have any collective bargaining agreements with its employees and we believe our employee relations are good.

Intellectual Property

Our trademarks are valuable assets that are very important to the marketing of our products. Our policy is to pursue registrations for all of the trademarks associated with our key products. The Company has approximately 13 trademark registrations with the United States Patent and Trademark Office, including for Allergy Research Group® and NutriCology®. We rely on common law trademark rights to protect our unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States. Currently, we have obtained no patents for our vitamin and nutritional supplement products.

ITEM 2. DESCRIPTION OF PROPERTY

Our main administrative office and warehouse, located in Hayward, California, are under a five-year lease, which commenced June 1, 1998. The lease contains a provision allowing for an increase in rent of 5% every 15 months. The property consists of approximately 25,440 square feet of office and warehouse space, of which approximately 5,500 square feet is office space and 19,940 square feet consists of warehouse space. The Company previously maintained a second warehouse for warehousing and packaging purposes, which was sublet during the period ended December 31, 2003, for $1,900 per month. This sublease was terminated as of June 30, 2003 when our lease was renegotiated to exclude this property and to extend the term one year. During February 2004 the lease was modified to extend the term to December 31, 2004 with an option to rent the building for three additional months. During fiscal years ended 2003 and 2002, the Company paid rent on its facilities of $313,987 and $368,300 respectively. Rental expense was offset by sublease income of $10,175 for 2003 and $91,520 for 2002 for total rent expense of $303,812 (2003) and $276,780(2002).

ITEM 3. LEGAL PROCEEDINGS

In 1993, a lawsuit was filed in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida by NutriSupplies, Inc., successor in interest to rights of Robert H. Harris and the Earth Harvest, Inc. against NutriCology, Inc. (which has since become a wholly-owned subsidiary of the Company), Stephen A. Levine (officer, director and beneficial shareholder of the Company) and Nicholas Gonzales, M.D. This matter is a contract dispute between Dr. Gonzales and NutriSupplies, Inc., which alleges that Dr. Gonzales violated their contract agreement and then returned to NutriCology to supply his patients' needs. NutriCology and Dr. Levine were named in the suit only because NutriCology had been Dr. Gonzales' supplier. Dr. Gonzales has agreed to fully indemnified NutriCology and Dr. Levine from any wrongdoing. A motion for summary judgment was granted in favor of NutriCology, but was appealed. On June 6, 2001, the appellate court affirmed the grant of that motion, and NutriSupplies filed a Motion for Rehearing and Request for Oral Argument. That motion was denied and no further appeals have been filed. NutriCology had requested reimbursement of attorneys' fees, which were denied. NutriCology appealed that decision, and won. During 2003, the Company was paid $250,000 as part of the settlement. A lawyer who was previously representing Dr. Gonzales has asserted a lien against the settlement for 35% of the proceeds plus costs of $64,000. The Company is contesting the claim.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company's Common Stock is traded on the Over-the-Counter Bulletin Board under the symbol "ALRG." The following table sets forth the trading history of the Common Stock on the Over the Counter Bulletin Board and the Pink Sheets for each quarter of fiscal years end December 31, 2002 and 2003 as reported by Dow Jones Interactive or Yahoo Finance. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ending	Quarter High	Quarter Low
3/31/2002	$0.18	$0.091
6/30/2002	$0.18	$0.10
9/30/2002	$0.38	$0.15
12/31/2002	$0.345	$0.19
3/31/2003	$0.42	$0.17
6/30/2003	$0.64	$0.29
9/30/2003	$0.99	$0.40
12/31/2003	$0.92	$0.71
3/28/2004*	$0.73	$1.50

*Reflects partial period.

Holders

As of December 31, 2003, there were approximately 107 holders of record of the Company's Common Stock. The Board of Directors believes that the number of beneficial owners is substantially greater than the number of record holders because a significant portion of our outstanding Common Stock is held in broker "street names" for the benefit of individual investors.

Dividends

We have never paid a cash dividend on our common stock. Payment of dividends is at the discretion of the Board of Directors. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay dividends in the foreseeable future.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	513,250	$0.88	486,750
Equity compensation plans not approved by security holders	0	$0.00	0
Total	513,250	$0.88	486,250

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Introduction

Management's discussion and analysis of results of operations and financial condition ("MD&A") is provided as a supplement to the accompanying consolidated financial statements and footnotes to help provide an understanding of our financial condition, changes in financial condition and results of operations. The MD&A is organized as follows:

- *Caution concerning forward-looking statements and risk factors.* This section discusses how certain forward-looking statements made by the Company throughout the MD&A and in the consolidated financial statements are based on our present expectations about future events and are inherently susceptible to uncertainty and changes in circumstances.

- *Factors that could affect future results.* This section discusses factors and other variables affecting our operating results and cautions readers that past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

- *Overview.* This section provides a general description of the our business, as well as recent developments that we believe are important in understanding the results of operations, as well as to anticipate future trends in those operations.

- *Results of operations.* This section provides an analysis of our results of operations for the years ended December 31, 2003 compared to 2002. A brief description is provided of transactions and events, including related party transactions, that impact the comparability of the results being analyzed.

- *Liquidity and capital resources.* This section provides an analysis of our financial condition and cash flows as of and for the year ended December 31, 2003.

- *Critical accounting policies.* This section provides an analysis of the significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

- *Recent accounting pronouncements.* Summarizes accounting pronouncements issued throughout the year and indicates any potential impact on the Company.

Caution Concerning Forward-Looking Statements/Risk Factors

The following discussion should be read in conjunction with the financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain certain forward-looking information. When used in this discussion, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected due to a number of factors beyond our control. We do not undertake to publicly update or revise any of our forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. You are also urged to carefully review and consider our discussions regarding the various factors which affect our business, included in this section and elsewhere in this report.

Factors That Could Affect Future Results

Factors that might cause actual results, performance or achievements to differ materially from those projected or implied in such forward-looking statements include, among other things: (i) the impact of competitive products; (ii) changes in law and regulations; (iii) adequacy and availability of insurance coverage; (iv) limitations on future financing; (v) increases in the cost of borrowings and unavailability of debt or equity capital; (vi) the effect of adverse publicity regarding nutritional supplements; (vii) the inability of the Company to gain and/or hold market share; (viii) exposure to and expense of resolving and defending product liability claims and other litigation; (ix) consumer acceptance of the Company's products; (x) managing and maintaining growth; (xi) customer demands; (xii) market and industry conditions including pricing, demand for products, levels of trade inventories and availability of raw materials; (xiii) the success of product development and new product introductions into the marketplace; (xiv) slow or negative growth in the nutritional supplement industry; (xv) the departure of key members of management; (xvi) the ability of the Company to efficiently manufacture its products; (xvii) the effect of proposed legislation regarding the labeling, facilities and quality control of our products; (xviii) the effect of FDA guidance documents for increased inspections of food ingredients on the dietary supplement industry; (xix) the effect of the U.S. War on Terrorism and activities in Iraq; as well as other risks and uncertainties that are described from time to time in the Company's filings with the Securities and Exchange Commission, and elsewhere in this report.

Overview

Business Description. We strive to be an innovative leader in nutraceutical research and product formulation. Since 1980, we have produced quality, hypoallergenic nutritional supplements and supplied products to physicians and health care practitioners worldwide. We develop, contract manufacture, market and sell branded and private label products, including vitamins and nutritional supplements, throughout the world under the NutriCology® and Allergy Research Group® labels. Our products are distributed through distributors to medical and professional accounts and to retailers. We offer a line of approximately 200 products, including vitamins in both multivitamin and single-entity formulas, minerals, and herbals. Our products are manufactured in various forms, including capsules, tablets, softgels, powders (drink mixes), liquids and creams. Our principal executive offices are located at 30806 Santana Street, Hayward, California 94544 and our telephone number is (800) 545-9960.

Future Operations. The success of our future operations will depend to a great extent on the operations, financial condition, and management of the Company. We intend to expand our position in the vitamin and nutritional supplements markets. Specifically, our strategy continues to be to: (i) develop new brands and product line extensions, as well as new products, through our commitment to research and development; (ii) continue the growth of our balanced distribution network; (iii) build our execution skills through new operations processes and decision support systems; (iv) achieve cost superiority through formal productivity benchmarking and continuous improvement programs; and (v) continue to improve upon our comprehensive e-commerce plan. We believe that our history and reputation in the field, multiple distribution channels, broad portfolio of products and packaging and distribution capabilities position us to be a long-term competitor in the vitamin and nutritional supplements industries.

We will continue to work with Dr. Hoang on his proprietary herbal formulas with a view to developing additional research that can be marketed to the pharmaceutical and nutraceutical industries. This process is limited to literature work, including patent submissions for potential products. The research can be marketed to pharmaceutical companies either through direct sell of the research to the pharmaceutical company, or through a joint venture arrangement between the pharmaceutical company and the Company whereby the parties will jointly own the patent and continue development of the products. It is our hope that, during the process of research into possible pharmaceutical and nutraceutical products, we will test new herbal products, or additional uses for existing herbal products, that can be added to our current line of products as health food or dietary supplements.

The Company is collaborating with several entrepreneurs of cutting-edge science-based products, who have limited resources to bring their products to market. We look towards working partnerships and/or acquisition of these businesses to broaden our product line of innovative nutraceuticals. There is potential for real growth in sales and profit while providing products that promote general health. The Company's distribution channel to the medical and professional- practitioners market is key to the successful introduction of unique products.

Results Of Operations

Please refer to the consolidated financial statements, which are a part of this report, for further information regarding the results of operations of the Company.

Fiscal Year Ended December 31, 2003 Compared to December 31, 2002

Revenues. During the fiscal year ended December 31, 2003, we had net sales of $13,652,856, representing an increase of $968,443 from net sales of $12,684,413 during fiscal year ended December 31, 2002. The overall increase of 8% was driven by an increase in direct sales to retail customers of approximately 35% and an increase in sales to distributors of approximately 9%, while sales directly to professionals and health food stores showed modest increases. The increase in sales is primarily the result of the introduction of new products and effective marketing efforts.

Cost of Sales. Cost of sales increased $236,163 to $7,823,958 for the year ended December 31, 2003, compared to $7,587,795 for the year ended December 31, 2002. The increase in cost of sales corresponds with the increase in sales. Gross profit margins increased approximately 2.5%, to approximately 42.7% for 2003, as a result of the higher margins associated with retail sales.

Operating Expenses. Total operating expenses decreased by approximately $318,015 or 8% to $3,866,814 for the year ended December 31, 2003 from $4,184,829 for the year ended December 31, 2002, primarily attributable to the reduction in our outside sales staff, a new telephone contract which reduced telephone expense, a reduction in depreciation expense associated with fully depreciated assets that are still in good working condition, less reliance on outside consultants, and a reduction in legal fees associated with a settlement received on the NutriSupplies, Inc. case discussed at ITEM 3. These reductions in operating expenses were offset by increases in medical, workers compensation and liability insurance.

Interest Expense. Interest expense decreased approximately $30,304 for the year ended December 31, 2003, as compared to December 31, 2002, as a result of declining interest rates and because the line of credit was not used during 2003..

Income Taxes. As of December 31, 2003, we recorded a deferred tax asset of $284,024 to be realized as a result of future taxable income offset by net operating loss carryforwards. As of fiscal year ended December 31, 2003, we had approximately $560,000 and $1,400,000, respectively, available in federal and state net operating loss carryforwards to offset future taxable income, which expire principally in the year 2019 (federal) and 2011 (state).

Net Income. During the period ended December 31, 2003, we experienced net income of $1,643,770, as compared to net income of $997,862 for the period ended December 31, 2002. The increase is a reflection of the increase in sales, higher profit margins, a reduction in selling and general and administrative expenses, and the reduction of interest expense.

Earnings per Share. Earnings per share have increased to $0.11 per share for the year ended December 31, 2003, versus $0.07 per share for the same period in 2002.

Liquidity and Capital Resources

For the past four years combined we have generated net income of $3,233,165. We believe that we will continue to generate net income. We are currently financing our operations through cash generated by operating activities.

Fiscal Year Ended December 31, 2003 Compared to December 31, 2002

Cash Flows

Operating Activities. Net cash flow provided by operating activities was $1,609,484 and $882,997 for the years ended December 31, 2003 and 2002, respectively. Net cash provided by operating activities for both years primarily reflects net income and changes in operating assets and liabilities, partially offset by non-cash expenses.

Investing Activities. Net cash flows provided by investing activities during 2003 was $3,314 primarily resulting from repayments from officers for an outstanding loan, offset by purchases of computer equipment and copy machines. Net cash flows used in investing activities during 2002 was $35,767 and was related to purchases of an automobile, computer software and miscellaneous office equipment; repayments from officers offset these expenditures.

Financing Activities. Net cash flows used in financing activities during 2003 and 2002 was $248,271 and $706,727, respectively, consisting primarily of purchases of treasury stock and repayments on the line of credit (2002) and capital lease obligations. During 2003, stock options were exercised yielding cash proceeds of $8,000.

Common Stock Repurchase Program. On May 3, 2002, we announced a stock repurchase plan, whereby the Company may repurchase between 1,000,000 and 2,500,000 shares of its common stock in open market transactions, from time to time, during the succeeding two years in compliance with Rule 10b-18 of the Securities Exchange Act of 1934 and all other applicable securities regulations. Since the inception of the plan through December 31, 2002, the Company repurchased 383,250 shares of common stock for $81,573. On May 12, 2003, options for all of the repurchased shares of common stock were granted to employees under the 1998 Stock Option Plan. During December 2003, we repurchased 250,000 shares of common stock from our chief executive officer for $207,500. We plan to use these shares to provide additional stock options to key employees for incentive purposes.

Current Financial Condition/Risk Analysis

At December 31, 2003, the Company had positive working capital of $3,503,764, compared to working capital at December 31, 2002 of $1,873,215. Working capital more than doubled year over year as a result of our cash flows generated from operating activities, which has significantly increased our cash position and allowed us to minimize outstanding liabilities. We have been successful in paying down our outstanding debt as a result of overall decreased operating expenses and increased revenues. Substantially all of our current liabilities are due within 60 days or less and approximately 97% of our accounts receivable are due within 60 days or less. We have focused our cash management efforts on actively managing our receivables and payables. We finance our inventory and accounts receivable through income from operations. We have a line of credit available if income from operations should fail to provide the financing needed. If customer demand should drop off due to such factors as pricing pressures imposed by competitors, customer bankruptcies or some other unforeseen circumstances, our access to funds may be restricted.

During 2003, we experienced a concentration of approximately 58% of our manufacturing with four separate vendors (concentration ranging from 28% to 9% with each individual vendor.) We do not currently have written contracts with any of our manufacturers, but rely on long-term personal and professional relationships. We believe that we have good relations with all of our current manufacturers and suppliers. However, we believe that, due to the large number of businesses performing this type of service in the industry, we would have little difficulty in finding viable alternatives in the event any one of these vendors became unable or determined not to continue manufacturing our products.

Approximately 12% of our total sales in 2003 were attributable to a single distributor. In the event we were to lose that account, we anticipate that we would be able to convert the business to sell directly to the customers of that distributor. As converted sales would be at a higher margin, we do not believe the loss of the account would have a material negative impact on sales.

Our future funding requirements will depend on numerous factors, some of which are beyond our control. These factors include the Company's ability to operate profitably, to recruit and train management and personnel, and to compete with other, better capitalized and more established competitors who offer alternative or similar products. We believe that, given our positive working capital position, we can satisfy our cash requirements over the next twelve months from operations if we continue to operate at a profit. Our capital resources and liquidity are expected to be provided by the Company's cash flow from operations, and, in addition, we have available net operating loss carryforwards of approximately $560,000 (federal) and $1,400,000 (state) to offset future taxable income.

The U.S. economy in general is being adversely affected by past terrorist activities and the threat of future activities, the War on Terrorism and current military actions in Iraq, Afghanistan and Haiti. Any economic downturn resulting from such activities could adversely impact our results of operations, impair our ability to raise capital, or otherwise adversely affect our ability to grow our business. In addition, in response to these activities and potential activities, on March 19, 2003, the FDA issued four new security guidance documents designed to step-up the inspection of foods and food ingredients entering or present within the U.S. Although these guidance documents are not mandatory, they represent the recommendations of the FDA, which are generally followed in the food industry. As yet, it is unclear what effect, if any, the compliance with these guidance documents by members of the food industry has had on the dietary supplement industry. Certain dietary ingredients may also represent food ingredients that are subject to these types of inspections. Although the guidance documents are part of Operation Liberty Shield, which is designed to minimize impact to the economy, the increased surveillance of domestic and imported foods may result in delays and/or increased expenses in the food industry and indirectly affect our business operations.

In addition, during March 2003, the FDA issued proposed current good manufacturing practice (CGMP) regulations for dietary ingredients and dietary supplements. If adopted as proposed, the new rules would establish new standards or CGMPs to help reduce the risk associated with adulterated or misbranded dietary supplements, as well as establish industry-wide standards necessary to ensure that dietary supplements are manufactured consistently as to identify purity, quality, strength and composition. The proposed rule also contains requirements for the design and construction of physical plants, and establishes quality control procedures and procedures for testing manufactured dietary ingredients and dietary supplements. Finally, the rule includes requirements for maintenance of records and handling of consumer complaints related to the CGMPs.

The proposed rule is designed to cover all types of dietary supplements. However, recognizing that the new rule, if adopted, would have a greater economic impact on small businesses, the FDA included a three-year phase-in period for small businesses. As a result, businesses with fewer than 500 employees would not be required to be in complete compliance with the new regulations until three years after they became effective. If the proposed rule is adopted as proposed, we will attempt to spread the implementation expenses across the three-year phase-in period and may incur some of these expenses during the next twelve months of operations.

Contractual Obligations. Our Contractual Obligations and Commercial Commitments are detailed below:

Contractual Obligations	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	4 – 5 Years	After 5 Years
Line of Credit (1)					
Capital Lease Obligations					
Operating Leases	$280,827	$271,017	$9,810		
Total Cash Contractual Obligations	$280,827	$271,017	$9,810		

(1) This represents our borrowings under the line of credit with Merrill Lynch, which had a zero balance as December 31, 2003 and through the date of this filing. The Merrill Lynch line of credit provides for maximum financing of $1,500,000, bearing interest at the London Interbank Offered Rate (LIBOR) plus 2.75%, computed on a monthly basis. As of December 31, 2003, the interest rate on the line of credit was

3.878% per annum. Because the line of credit is secured by substantially all of the assets of the Company, if we were to fall into default under the terms of our agreement with Merrill Lynch it could have material adverse impact on our business and financial position. The CEO of the Company has personally guaranteed the line of credit.

Critical Accounting Policies

Our discussion and analysis or plan of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Income taxes

SFAS 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact our financial position or our results of operations. Our deferred tax asset on the consolidated balance sheet is recognized primarily as a result of net operating loss carryforwards. In the event that the Company did not generate any taxable income within the next year, the asset would be overstated. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future market growth, forecasted earnings, and future taxable income in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed. This asset represents approximately 6% of total assets at December 31, 2003.

Allowance for Doubtful Accounts

We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting our customer base. We review a customer's credit history before extending credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

Our inventory purchases and commitments are made in order to build inventory to meet future shipment schedules based on forecasted demand for our products. We perform a detailed assessment of inventory for each period, which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing and quality issues. Based on this analysis, we record adjustments to inventory for excess, obsolescence or impairment, when appropriate, to reflect inventory at net realizable value. Revisions to our inventory adjustments may be required if actual demand, component costs or product life cycles differ from our estimates.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued the following accounting pronouncements, none of which are expected to have a significant effect, if any, on the our financial statements:

January 2003 - Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

April 2003 - SFAS No. 149, "Accounting for Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively.

May 2003 - SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

ITEM 7. FINANCIAL STATEMENTS

Please see our audited consolidated financial statements for the period ended December 31, 2003, as compared to the period ended December 31, 2002, attached hereto.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 8A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer, who is also the principal financial officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, the principal executive officer/principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Officers and Directors

The management and directors of the Company's business activities are under the control of its Board of Directors. Our Chief Executive Officer, Stephen Levine, Ph.D., manages the Company's daily operations along with our President, Manfred (Fred) Salomon. The Company currently has three directors. The following table provides information regarding each of our officers and directors, including positions held.

Name	Position Held[(1)]
Stephen Levine, Ph.D. 30806 Santana Street Hayward, CA 94544	Chief Executive Officer, Chief Financial Officer, and Chairman of the Board
Manfred (Fred) Salomon 30806 Santana Street Hayward, CA 94544	President
Susan Levine 30806 Santana Street Hayward, CA 94544	Vice-President, Secretary, Director
Ed Kane [(1)] 45 Reese Road Millville, NJ 08332	Director

[1]Mr. Kane acts as an independent director for the Company.

The following is a summary of the business experience of the officers and directors of the Company as well as other key employees.

Stephen Levine, Ph.D. (54) has served as the Company's Chief Executive Officer from December 1997 to January 1999 and recommenced service to the Company in that capacity in January 2000, upon resignation of the interim CEO. Dr. Levine has been Chairman of the Board and a Director of the Company since December 1997. In January 2001, Levine was appointed Chief Financial Officer of the Company. Dr. Levine graduated cum laude from the State University College in Buffalo, New York and received his Ph.D. from the University of California, Berkeley. In 1979, Dr. Levine founded NutriCology and was employed as its owner and operator from that time until 1998, when NutriCology was acquired by the Company. He now serves as Chairman of the Board of Directors, as well as being employed as the Chief Executive Officer. Dr. Levine is the author of AntiOxidant Adaptation, Its Role in Free Radical Pathology. Dr. Levine is the husband of Susan Levine, who acts as Vice-President of the Company.

Fred Salomon (65) has served as President since August 12, 2003. He was hired in 2002 to fill the role of Director of Operations. Mr. Salomon brings 40 years of executive management experience. He comes from the home-sewing and craft industry, where he managed and grew several businesses. He also founded his own company, which he sold to the McCall Pattern Company, where he served as Chief Operating Officer of their national distribution company, NMI, Inc. For the last 20 years, Mr. Salomon was general manager of Lion Notions, Inc. and Fantasy Importers, Inc., both privately held corporations.

Susan Levine (50) has served as the Secretary, Director, and Vice-President to the Company since December 1997. Mrs. Levine resigned her board membership temporarily between January 1999 and January 2000. Since 1980, Mrs. Levine has worked with her husband, Dr. Stephen Levine, in the creation and development of the Company. Prior to working for the Company, Mrs. Levine was the Director of Senior Housing ECHO, a non-profit organization located in Hayward, California, where her duties included grant writing and coordination of workers for social programs.

Ed Kane (76) was appointed to the Company's Board of Directors on November 8, 2000. From 1955 to present, Mr. Kane has acted as the sole owner and chief executive officer of Kane Steel, a company that has current gross sales of $25 million and over 120 employees. Mr. Kane also started K-TRON International ("KTII") in 1964. KTII was the first to digitize weigh feeding, which is a system used to continuously weigh and feed material for the process industries. KTII is listed on the over-the-counter market and is a $120 million company today, with plants in Switzerland and the United States. In addition, Mr. Kane started K-FLOW International ("KFI") in 1980 to manufacture a patented mass flow meter. KFI was merged into the instrument division of the Swiss firm Asea Braun Bavari in 1991. Expanding into the health field ten years ago, Mr. Kane and his wife Patricia, a Ph.D., founded BodyBio Corporation, a specialized laboratory analysis service utilized by physicians worldwide in interpreting blood test results. Mr. Kane is currently the chief executive officer of BodyBio Corporation. Mr. Kane has been a student of science and medicine for most of his adult life, and holds a degree from Temple University. Mr. Kane's particular focus has been on fatty acid metabolism. He has been a visiting professor at the Wharton School of Business in Philadelphia and instructs physicians in a biomedical course on lipid metabolism five times yearly. Mr. Kane holds several U.S. patents on steel structures, instrumentation and biochemistry. The city of Millville, New Jersey recognized Mr. Kane as one of the three leading industrialists of the last half century.

Key Employees

Clinton Abbott has served as Operations Manager of the Company since October 1999. Mr. Abbott has filled various roles for the Company: from July 1999 to September 1999, he acted as Pharmacy Market Development Manager; from September 1998 to July 1999 he acted as Purchasing and Facilities Manager; from April 1997 to September 1998 he acted as Purchasing/Warehouse Manager; and from December 1996 to April 1997, he acted as Purchasing Manager. Mr. Abbott brings 20 years of experience with two of the largest pharmaceutical wholesalers in the U.S., Cardinal Health ($240 million per year in sales) and Bergen Brunswig ($140 million per year), where he held titles of Purchasing, Operation and Distribution Manager. Mr. Abbott holds a B.S. degree in Business Administration from California State University, Sacramento, where he graduated in 1980.

Hortense Amarante serves as Customer Service Manager to the Company. One of the most senior employees at the Company, Ms. Amarante has been with the Company since 1990 filling many roles, primarily in the accounting department. Prior to joining the Company, Ms. Amarante worked in the Accounting Department for First Select Visa for five years. Ms. Amarante was educated in Portugal and holds a Bachelors of Arts degree in Education.

Laura Johnson, CPA, has been the Controller for the Company since January 2001. Prior to accepting the position with the Company she was the controller at a small closely held company. She has also held various accounting and auditing positions with American Stores, Inc., Ball Metal Container Group and Price Waterhouse. Ms. Johnson holds a B.S. degree in Business Administration with a concentration in accounting from Colorado State University, Fort Collins, where she graduated in 1981.

Diane Raile, CNC, acts as Technical Support Manager to the Company. A Certified Nutrition Consultant, Ms. Raile was educated at the Institute for Educational Therapy in Cotati, California. Ms. Raile acts as intermediary between customers and ARG research and development department, as well as coordinator of the Company's product library. Prior to joining the Company in 1998, Ms. Raile held teaching positions at IET campuses and Trinity College in San Francisco and maintained a private nutritional practice. Ms. Raile is an accomplished public speaker on the subject of nutrition. She taught at IET from September 1997 to July 1998 and with Trinity from October 1997 to March 1998.

Luba Voloshko, Ph.D. has served as Director of Quality Control to the Company since 1998. Dr. Voloshko came to the Company with a Ph.D. in chemistry from the Moscow University of Chemical Technology. Dr. Voloshko was the Chemical Department Chief at the Laboratory of Forensic Science in Riga Latvia for twelve years from 1984 through 1997 before coming to the U.S. Dr. Voloshko keeps abreast of all FDA regulations related to the nutritional supplement industry, conducts random and specific product and material testing, oversees the receipt and release of all raw materials and finished goods, and reviews product labeling for accuracy.

Elise Zurlo, CNC, has served as the Managing Editor for the Company newsletter *Focus* since 2000. Ms. Zurlo also produces and/or coordinates all of the Company's marketing materials. She has been with the Company since 1998, working closely with Dr. Levine on a variety of research, development, and writing projects, and continues to do so. Ms. Zurlo had a successful private nutrition practice in San Rafael, California, for a number of years before joining the Company. She holds a Bachelor's of Fine Arts degree from New York University, and a Clinical Nutritionist Certification from the Institute for Educational Therapy, Cotati, California.

Medical Advisory Board

The Company has a Medical Advisory Board, currently consisting of the following members:

Dr. Jeffry Anderson. Dr. Anderson is Medical Advisory Board co-chairman with Dr. Stephen Levine. Dr. Anderson also carries on a Marin County based medical practice. Dr. Anderson consults with Dr. Levine to develop state of the art designer supplements the Company is known for originating. Prior to his consulting work with the Company, Dr. Anderson was in private practice in Marin County for approximately 25 years. He has been working with Dr. Levine for approximately the past ten years, at the same time acting as a consulting physician for other companies. He is best known for his ground-breaking work in the fields of Chronic Fatigue Syndrome and Fibro Mialgia. Dr. Anderson was one of the first Bay Area Physicians to focus on the causes of Chronic Fatigue. His extensive work in immune system dysfunctions makes him the perfect choice to help head up the Company's Medical Advisory Board. Dr. Anderson received his M.D. from the Indiana University School of Medicine in 1969.

Dr. Fouad I. Ghaly, M.D. Dr. Ghaly has been consulting with the Company for approximately two years. He specializes in cardiovascular health, using a preventive medical approach in both his cardiovascular and anti-aging protocols. Dr. Ghaly has appeared on several local television programs focusing on cardiovascular health, as well as lecturing at conferences worldwide, most notably in the Soviet Union in 1992 at the Cardiovascular Institute. Dr. Ghaly has acted as a diplomat for the American Board of Anti-Aging Medicine (June 1999) and for the American Board of Anesthesiology (March 1975). For the past five years, he has been engaged in private practice in Beverly Hills, CA, and acts as President of the Rejuvenation & Longevity Medical Clinic. Dr. Ghaly received his M.D. from the University of Alexandria Medical School in Alexandria, Egypt in 1965, with internships and residencies in Egypt, Canada and Johns Hopkins Hospital in Baltimore, MD.

Dr. Ba Hoang. Dr. Hoang has been consulting with the Company since August 1999. He is also a scientific advisor with Get Well International, Inc., and research consultant for the Institute of Transplant Research at the University of California Davis. From 1996 to 1998, Dr. Hoang acted as founder and director of the Research of the Natural Immune Supplements Corp., where he focused on research and development of natural supplements for chronic infectious diseases, chronic viral infections, allergy, asthma, auto-immune diseases and immune suppressed conditions. From 1995 to present, Dr. Hoang has acted as research collaborator of the Biochemistry Department of the Royal Holloway University of

London, where he works on the investigation of anti-HIV1 activities and the mode of action of herbal species. He is the co-receiver of the Wellcome Trust Grant. From 1993 to 1996, Dr. Hoang was senior research associate St. Petersburg Pediatric Medical Academy, Russia, where he conducted research for the development of a new approach to the diagnosis and treatment of Auto-Immune Thrombocytopenic Purpura Asthma. Dr. Hoang has received the Visa O1 for persons with extraordinary ability in science, and has published several articles in medical journals.

Dr. Michael Rosenbaum MD. Dr. Rosenbaum has been consulting with Dr. Levine since inception of NutriCology. He is an original member in the Orthomolecular Medical Society under Linus Pauling. Dr. Rosenbaum previously held the position of President of the Orthomolecular Medical Society and is an author and lecturer in his field. Dr. Rosenbaum has also been the President of the Huxley Society and a medical director of the Primal Therapy Center. He has had a private practice in environmental medicine, allergy and immunology in both Marin County and Santa Monica since 1977. Dr. Rosenbaum received his M.D. from the Albert Einstein College of Medicine in New York City in 1968. He has authored several books, including "the Natural Way to Energize & Revitalize Your Life" in 1999, and has published a number of articles in medical journals. Currently, Dr. Rosenbaum acts as a member of the review panel for The Healthy Foundation and Vitamins for the Homeless, and as a director for the Orthomolecular Health Medicine Organization.

Dr. Daniel Rubin, N.C. Dr. Rubin has been a medical and technical consultant to the Company since 1997, and acted as our national spokesperson during 1999. He is the Director of Clinical Research and Attending Physician at Aidan, Incorporated, an Immunology or Oncology company in Tempe, Arizona, which designs and manufactures state-of-the art immunological products and protocols. He is also the Medical Director for the Being Alive Wellness Center, the medical program of AIDS Project Arizona. He received his N.D. from Southwest College of Naturopathic Medicine, where he also did his residency, in 1997. Dr. Rubin has extensive teaching experience, and has delivered lectures in Asia as well as the United States on Cancer Immunology and HIV Disease.

Our success is substantially dependent upon the efforts of Dr. Stephen Levine. The loss of Dr. Levine, whom we regard as the Company's visionary, could have a material adverse effect on the Company if a suitable replacement were not found. Our future success is likely to depend substantially on our continued ability to attract and retain highly qualified personnel, and the competition for such personnel is intense.

The Company currently does not have an audit committee. Our independent director, in consultation with our outside auditing firm, reviews the audited financial statements annually.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, all reports which were required to be filed by our directors, officers or principal shareholders during 2003 under Section 16(a) of the Securities Exchange Act of 1934, were timely filed with the exception of Form 3 due to be filed by our President following his appointment to the office on August 12, 2003. The filing was inadvertently missed and filed on February 25, 2004.

ITEM 10. EXECUTIVE COMPENSATION

Remuneration Paid to Executives

The following table sets forth the remuneration to the Company's executive officers for the past three fiscal years:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long Term Compensation – Awards: Restricted Stock Award(s) ($)	Securities Underlying Options (#)	Payouts: LTIP Payouts ($)	All Other Compensation ($) (1)
Stephen Levine, CEO	2001	225,246						17,355
	2002	250,000	90,000					16,505
	2003	299,846						10,890
Manfred (Fred) Salomon, President	2001							
	2002[2]	43,077	25,000					
	2003	112,308	100,000			98,250		3,923
Susan Levine, Secretary	2001	129,981						6,751
	2002	141,940	50,000					7,500
	2003	179,255						8,743

(1) Includes matching funds contributed under the Company's 401(K) Plan, auto allowances (2001-2002) and premiums paid on Officer Life Insurance and disability policies.
(2) Mr. Salomon began working for the Company on July 15, 2002 as the Director of Operations. He was appointed President on August 12, 2003.

During the last fiscal year ended December 31, 2002, we did not grant any stock options to executive officers. Options granted in 2003 are included in the table below:

Name	Number of Securities Underlying Options/ SARs Granted (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Manfred Salomon	98,250	26%	$.40 per share	05/12/2008

The following table is intended to provide information as to the number of stock options exercised by each of the executive officers listed above, the value realized upon exercise of such options, and the number and value of any unexercised options still held by such individuals.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Susan Levine	0	0	150,000/0	0/0[1]
Manfred Salomon	0	0	98,250/0	37,335/0[2]

(1) In 1999, the Company issued options to purchase 150,000 shares of Common Stock to Susan Levine as compensation for her services as an officer of the Company. These options are exercisable for an exercise price of $2.00 per share and expire on January 26, 2004.
(2) On May 12, 2003, the Company issued options to purchase 98,250 shares of Common Stock to Manfred Salomon under the Company's 1998 Incentive Stock Option Plan. These options can be exercised for $.40 per share and were fully vested on the grant date. The options expire on May 12, 2008.

Remuneration Paid to Directors

No remuneration was paid to the Company's directors during its fiscal year ended December 31, 2003.

Employment Agreements

The Company does not have a current employment agreement with its Chief Executive Officer or President.

Employee Benefits

1998 Incentive Stock Option Plan. The Company's Board of Directors and shareholders adopted the 1998 Incentive Stock Option Plan on July 10, 1998 and reserved an aggregate of 1,000,000 shares of Common Stock for grants of stock options under the plan. The purposes of the 1998 Incentive Stock Option Plan are (a) to attract and retain the best available people for positions of substantial responsibility and (b) to provide additional incentives to the employees of the Company and to promote the success of the Company's business.

The 1998 Incentive Stock Option Plan is administered by the Board of Directors, which has the authority to select individuals who are to receive options under the Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the vesting provisions, the option term and the exercise price. The 1998 Incentive Stock Option Plan includes two separate plans: Plan A provides for the granting of options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Plan B provides for the granting of non-qualified stock options. Each Plan will terminate on September 23, 2012, unless sooner terminated by the Board.

An option granted under the 1998 Incentive Stock Option Plan expires five (5) years from the date of grant or, if earlier, on the date of the optionee's termination of employment or service, no more than six (6) months of the optionee's death or disability. Options granted under the 1998 Incentive Stock Option Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee. The Board of Directors has authority to grant options under the 1998 Incentive Stock Option Plan to non-officer employees (including outside directors) of the Company and consultants to the Company at an exercise price not greater than the fair market value of the Common Stock on the date of grant.

In the event of (i) the merger or consolidation of the Company in which it is not the surviving corporation, or pursuant to which shares of Common Stock are converted into cash, securities or other property (other than a merger in which holders of Common Stock immediately before the merger have the same proportionate ownership of the capital stock of the surviving corporation immediately after the merger), (ii) the sale, lease, exchange or other transfer of all or substantially all of the Company's assets (other than a transfer to a majority-owned subsidiary), or (iii) the approval by the holders of Common Stock of any plan or proposal for the Company's liquidation or dissolution (each, "Corporate Transaction"), the Board of Directors will determine whether provision will be made in connection with the Corporate Transactions for assumption of the options under the 1998 Incentive Stock Option Plan or substitution of appropriate new options covering the stock of the successor corporation, or an affiliate of the successor corporation. If the Board of Directors determines that no such assumption or substitution will be made, each outstanding option under the 1998 Incentive Stock Option Plan shall automatically accelerate so that it will become 100% vested and exercisable immediately before the Corporate Transaction.

Rule 401(k) Retirement Plan. In January 1997, the Company adopted the NutriCology, Inc. 401(k) Retirement Plan (the "401(k) Plan"). Eligible employees may contribute up to 15 percent of their annual compensation, subject to certain limitations, and the Company will match 50 percent of an employee's contribution. The Company will not match before tax contribution amounts in excess of 6% of the employee's compensation. Total provisions with respect to these plans approximated $33,000 and $43,600, for the years ended December 31, 2002 and 2003, respectively.

Cafeteria Plan. In May 1999, the Company adopted the NutriCology, Inc./Allergy Research Group, Inc. Cafeteria Plan pursuant to section 125 of the Internal Revenue Code ("Cafeteria Plan"), retroactive to January 1999. Eligible employees may contribute a portion of their upcoming pay to special funds or accounts to pay for certain benefits under the Cafeteria Plan, including health care reimbursement, day-care assistance and insurance premiums on health care insurance programs. Ordinarily, these expenses would be paid with out-of-pocket, taxable dollars. Under the Cafeteria Plan, the amounts contributed are not subject to Federal income or Social Security taxes. Employees may submit requests for reimbursement of these expenses to the administrator of the Cafeteria Plan, BenefitStreet.com, at any time during a plan year. At the end of each plan year, the employees will forfeit any unspent monies unless requests for reimbursement are made no later than 60 days after the end of the year. We will automatically contribute enough of the employee's compensation to pay for insurance coverage provided under our health plan; however, it is up to the employee to determine the amount of any additional contributions.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of December 31, 2003 concerning the beneficial ownership of our common stock by (i) each director, (ii) each named executive officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 10% of its outstanding Common Stock, and (iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[(1)(2)]
$.001 par value common stock	Stephen A. Levine, Ph.D. 30806 Santana Street Hayward, CA 94544	10,113,250	71%[(3)]
$.001 par value common stock	Susan D. Levine 30806 Santana Street Hayward, CA 94544	10,263,250[(4)]	71%
$.001 par value common stock	Manfred Salomon 30806 Santana Street Hayward, CA 94544	99,750[(5)]	.7%
$.001 par value common stock	Officers and Directors as a group	10,114,750	70%

(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from December 31, 2003, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed outstanding for the purpose of computing the percentage owned by any other person.

(2) Percentages are based on 14,492,105 shares outstanding on March 8, 2004.

(3) Represents shares held jointly with the Company's Secretary, Susan D. Levine, as community property. Percentage calculation includes currently vested options held by Susan D. Levine.

(4) Includes 10,113,250 shares held jointly with our Chief Executive Officer, Stephen A. Levine, and options to purchase 150,000 shares of common stock at an exercise price of $2.00 per share which are fully vested.

(5) Includes options to purchase 98,250 shares of common stock at an exercise price of $.40 per share which are fully vested.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stephen Levine, the Company's Chief Executive Officer and Chairman of the Board of Directors, and Susan Levine, the Company's Secretary, are husband and wife.

Stephen and Susan Levine loaned NutriCology approximately $286,000 prior to its reverse acquisition by the Company in 1998. The loan has been offset and exceeded by advances made to the Levines between 1997 and 1999, seventy-three percent (73%) of which were made prior to the reverse acquisition. Each advance has been made as a non-interest bearing, due on demand loan on the books of the Company. Interest (8% per annum) has been accrued and paid on these loans in the amount of $5,137 and $8,723 for the years ended December 31 2003 and December 31, 2002, respectively. The Company's audited financial statements indicate that as of December 31, 2003 and 2002, the amounts due from Dr. Levine were $55,730 and $127,691, respectively.

In 1999 Dr. Levine stepped down from his CEO position to focus on the development of new products. He and his wife, Susan Levine, formed Inventive Biomedical, LLC, a California limited liability company ("IBM"), as a research and development firm. As of December 31, 2003 and 2002, IBM owes the Company $5,000 and $15,750, respectively. On January 1, 2004, the Company purchased IBM's inventory for $7,577, after netting the amount due, the Company paid IBM $2,577.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

Item	Exh. No.
Registrant's Articles of Incorporation*	3.1
Registrant's Articles of Amendment to Articles of Incorporation dated January 15, 1998*	3.2
Registrant's Bylaws*	3.3
Form of Common Stock Certificate*	4.1
Form of Non-Qualified Stock Option*	4.2
Form of Incentive Stock Option*	4.3
Form of Common Stock Purchase Warrant*	4.4
1998 Stock Option Plan*	4.5
Subsidiaries of the Registrant	21
License Agreement between Registrant and Jim Cassidy dated March 21, 2000*	10.1
Option Agreement between Registrant, Dr. Ba Hoang and PhytoPharm PLC*#	10.2
Loan and Security Agreement between Registrant and Aerofund Financial, Inc.*	10.3
Code of Business Conduct and Ethics**	10.4
Consent of Independent Auditor	23.1
Haight-Ashbury Free Medical Clinic Design Research Survey*	99.1
Certificate of Stephen A. Levine Pursuant to Section 1350 of Chapter 63 of Title 18 U.S. Code	99.2

* Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to Registrant's Form 10-SB (File #0-27227).
** Incorporated by reference to the corresponding Exhibit previously filed with Registrant's Form 10-KSB on March 31, 2003.
# Registrant requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and separately filed such exhibit with the Commission in conjunction with the filing of its registration statement of Form 10-SB.

(b) Form 8-K Reports

None.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Relationship with Independent Auditors

The firm of Clancy and Co., P.L.L.C. served as the Company's independent public accountants for the years ended December 31, 2003 and 2002. The Board of Directors of the Company, in its discretion, may direct the appointment of different public accountants at any time during the year, if the Board believes that a change would be in the best interests of our stockholders. The Board of Directors has considered the audit fees, audit-related fees, tax fees and other fees paid to the Company's accountants, as disclosed below, and had determined that the payment of such fees is compatible with maintaining the independence of the accountants.

Set forth below is a summary of the fees paid to the Company's principal accountants for the past two years for the professional services performed for the Company.

Audit Fees

The aggregate fees billed by Clancy and Co., P.L.L.C. for professional services rendered for the audit of the Company's annual financial statements on Form 10-KSB and the reviews of the financial statements included in the Company's Form 10-QSB's for the fiscal years ended December 31, 2003 was $40,050 and December 31, 2002 was $37,315.

Audit-Related Fees

None.

Tax Fees

The aggregate fees billed for tax compliance rendered by our independent auditors for the years ended December 31, 2003 was $5,000 and December 31, 2002 was $6,900. The services comprising these fees include tax consulting and submitting the tax return.

All Other Fees

None.

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ALLERGY RESEARCH GROUP, INC. AND SUBSIDIARY
Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Allergy Research Group, Inc.

We have audited the accompanying consolidated balance sheet of Allergy Research Group, Inc., a Florida Corporation, and Subsidiary (the "Company") as of December 31, 2003 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for two preceding years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003, and the consolidated results of its operations and its cash flows for the periods indicated in conformity with generally accepted accounting principles in the United States of America.

Clancy and Co., P.L.L.C.
Phoenix, Arizona

February 12, 2004

ALLERGY RESEARCH GROUP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2003

ASSETS		
Current assets		
Cash and cash equivalents	$	1,704,529
Accounts receivable, net of allowance for doubtful accounts of $54,000		677,947
Inventories (Note 3)		1,596,727
Prepaid expenses and other current assets		98,106
Deferred tax assets (Note 11)		284,024
Total current assets		4,361,333
Property and equipment, net (Note 4)		235,423
Other assets		
Security deposit		18,019
Related party receivables – due from officers (Note 2)		55,730
Intangible assets, net of amortization of $24,177 (Note 5)		17,386
Total other assets		91,135
Total Assets	$	4,687,891
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$	460,841
Accrued expenses (Note 6)		262,320
Income taxes payable (Note 11)		134,408
Total Current Liabilities		857,569
Commitments and Contingencies (Note 12)		-
Stockholders' equity		
Preferred Stock: $0.25 par value, authorized: 1,000,000 issued and outstanding: None		None
Common stock: $0.001 par value, authorized shares: 100,000,000; issued: 15,105,355, outstanding: 14,492,105		15,105
Additional paid-in capital		1,145,120
Retained earnings		2,954,913
Less: treasury stock, at cost (613,250 shares)		(284,816)
Total stockholders' equity		3,830,322
Total Liabilities and Stockholders' Equity	$	4,687,891

The accompanying notes are an integral part of these financial statements.

ALLERGY RESEARCH GROUP, INC. AND SUBSIDIARY
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECMEBER 31, 2003 AND 2002

	2003	2002
Net sales	$ 13,652,856	$ 12,684,413
Costs of sales	7,823,958	7,587,795
Gross margin	5,828,898	5,096,618
Operating expenses		
Selling, general and administrative	3,612,034	3,924,080
Research and development	254,780	260,749
Total operating expenses	3,866,814	4,184,829
Earnings from operations	1,962,084	911,789
Other income (expense)		
Interest income	11,249	9,013
Interest expense	(1,170)	(31,474)
Total other income (expense)	10,079	(22,461)
Earnings before income taxes	1,972,163	889,328
Provision for (benefit from) income taxes (Note 11)	328,393	(108,534)
Net earnings available to common stockholders	$ 1,643,770	$ 997,862
Basic earnings per share	$ 0.11	$ 0.07
Diluted earnings per share	$ 0.11	$ 0.07
Basic weighted-average shares outstanding	14,713,489	14,943,322
Diluted weighted-average shares outstanding	14,954,107	14,943,322

The accompanying notes are an integral part of these financial statements.

ALLERGY RESEARCH GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (A Deficit)	Treasury Stock	Total
Balance, December 31, 2000	-	15,055,355	$ 15,055	$ 1,133,927	$ (13,276)	$ -	$ 1,135,706
Common stock issued for services	-	50,000	50	7,450	-	-	7,500
Net earnings	-	-	-	-	326,557	-	326,557
Balance, December 31, 2001	-	15,105,355	15,105	1,141,377	313,281	-	1,469,763
Repurchase of common stock [383,250 shares]	-	-	-	-	-	(81,573)	(81,573)
Net earnings	-	-	-	-	997,862	-	997,862
Balance, December 31, 2002	-	15,105,355	15,105	1,141,377	1,311,143	(81,573)	2,386,052
Repurchase of common stock – [250,000 shares]	-	-	-	-	-	(207,500)	(207,500)
Exercise of employee stock options [(20,000 shares)]	-	-	-	3,743	-	4,257	8,000
Net earnings	-	-	-		1,643,770	-	1,643,770
Balance, December 31, 2003	-	15,105,355	$ 15,105	$ 1,145,120	$ 2,954,913	$(284,816)	$ 3,830,322

The accompanying notes are an integral part of these financial statements.

ALLERGY RESEARCH GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities		
Net earnings	$ 1,643,770	$ 997,862
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	171,254	224,295
Increase (decrease) in the allowance for doubtful accounts	116	(36,329)
Change in deferred taxes	120,061	(183,625)
Changes in assets and liabilities		
(Increase) decrease in accounts receivable	(86,506)	(20,344)
(Increase) decrease in inventories	4,892	(42,486)
(Increase) decrease in prepaid expenses and other current assets	21,163	47,898
(Increase) decrease in security deposits	11,711	(8,320)
Increase (decrease) in accounts payable	(282,928)	(272,258)
Increase (decrease) in accrued liabilities	(57,742)	106,451
Increase (decrease) in income taxes payable	63,693	69,853
Total adjustments	(34,286)	(114,865)
Net cash flows provided by operating activities	1,609,484	882,997
Cash flows from investing activities		
Acquisition of property and equipment	(68,187)	(46,227)
Expenditures for intangible assets, trademarks	(460)	(650)
Repayments from officers	71,961	11,110
Net cash flows provided by (used in) investing activities	3,314	(35,767)
Cash flows from financing activities		
Purchases of treasury stock	(207,500)	(81,573)
Exercise of employee stock options	8,000	-
Repayments on line of credit	-	(570,064)
Repayments on capital lease obligations	(48,771)	(55,090)
Net cash flows used in financing activities	(248,271)	(706,727)
Increase in cash and cash equivalents	1,364,527	140,503
Cash and cash equivalents, beginning of year	340,002	199,499
Cash and cash equivalents, end of year	$ 1,704,529	$ 340,002
Cash paid for:		
Interest	$ 1,170	$ 31,474
Income taxes	$ 143,035	$ 2,462

The accompanying notes are an integral part of these financial statements.

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Allergy Research Group, Inc. (the "Company"), together with its wholly-owned subsidiary, Nutricology, Inc., strives to be an innovative leader in nutraceutical research and product formulation. Since 1980, Nutricology, Inc. has produced quality, hypoallergenic nutritional supplements and supplies products to physicians and health care practitioners worldwide. Nutricology, Inc. was acquired by the Company in February 1998. The Company is headquartered in Hayward, California and the Company's shares are traded on the Over The Counter Bulletin Board.

The Company distributes its products through distributors to medical and professional accounts and to retailers. The Company develops, contract manufactures, markets and sells branded and private label products, including vitamins and nutritional supplements, throughout the world under the NutriCology® and Allergy Research Group® labels. The Company offers a line of approximately 200 products, including vitamins in both multivitamin and single-entity formulas, minerals, and herbals. The Company's products are manufactured in various forms, including capsules, tablets, softgels, powders (drink mixes), liquids and creams. Approximately 75% of the Company's products, consisting of capsules and tablets, are packaged in-house. The Company's liquid and powder products are packaged by outside vendors and manufacturers. The Company is expanding into the field of research on pharmaceuticals and nutraceuticals and continues to add new products to its existing product line.

Summary of Significant Accounting Policies

Accounting method – The Company uses the accrual method of accounting for financial statement and tax return purposes.

Principles of consolidation – The consolidated financial statements include the accounts of Allergy Research Group, Inc. (a Florida corporation) and its wholly-owned subsidiary, Nutricology, Inc. (a California corporation). All significant intercompany balances and transactions have been eliminated in consolidation.

Business segment information – The Company operates in one industry segment, that being developing, marketing and distributing natural nutritional supplements. The Company's sales are primarily to distributors and health care professionals throughout the United States. The Company has one customer that accounts for more than 12% of its sales, or approximately $1,600,000 in sales.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

Cash and cash equivalents – The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk – Concentration of credit risk includes cash, sales, purchases and product as follows:

(a) Cash – The Company maintains cash balances at financial institutions in excess of $100,000, which are insured by the Federal Deposit Insurance Corporation up to $100,000.

(b) Sales – The Company has one customer that accounts for approximately 12% of its sales (2002: 11%) and two (2002: one) customer(s) that individually account for more than 10% of its total accounts receivable.

(c) Purchases – The Company purchases raw materials and uses outside vendors for the manufacture of its products. The Company has three (2002: one) vendor(s) that individually accounts for more than 10% of its total vendor purchases, representing approximately 49% (2002: 31%) of the Company's manufacturers and suppliers of raw materials.

(d) Product – The Company has two products that individually account for more than 10% of its sales dollars.

Inventories – Inventories consist of raw materials and finished goods. Raw materials consist of bulk product that has not been mixed or encapsulated. Finished goods consist of product that has been encapsulated or made into tablet form and that has been packaged for sale. Inventories are stated at the lower of cost or net realizable value, with cost computed on a first-in, first-out basis.

Property and equipment – Property and equipment, stated at cost, is depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes and accelerated methods for income tax purposes. Significant improvements and betterments are capitalized. Routine repairs and maintenance are expensed when incurred.

Long-lived assets – Long-lived assets, such as property and equipment, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

Revenue recognition – Revenue is recognized when the product is shipped, net of an allowance for estimated returns, and the risks and rewards of ownership have transferred to the customer. The Company recognizes shipping and handling fees as revenue, and the related expenses as a component of cost of sales. All internal handling charges are charged to selling, general and administrative expenses. Revenues are presented net of returns and allowances. Sales returns and allowances for 2003 were $1,286,389 (2002: $1,151,289).

Allowance for doubtful accounts and return allowances – The Company presents accounts receivable, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility. The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company's customer base. The Company reviews a customer's credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Cost recognition – Cost of sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition, including shipping and handling costs. Selling, general and administrative costs are charged to operating expenses as incurred. Research and development costs are charged to operations when incurred and are included in operating expenses. Research and development costs for 2003 were $254,780 (2002: $260,749).

Advertising costs – Advertising costs are expensed as incurred and amounted to $59,920 for 2003 (2002: $73,681).

Income taxes – The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS" No. 109), "Accounting for Income Taxes," whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the pro forma disclosure requirements of SFAS No. 123 only.

Capital structure – The Company discloses its capital structure in accordance with SFAS No. 129, "Disclosure of Information about Capital Structure," which establishes standards for disclosing information about an entity's capital structure. Treasury stock is shown at cost.

Comprehensive income – The Company includes items of other comprehensive income by their nature in a financial statement and displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

Fair value of financial instruments – For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses, amounts due from officers, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Intangible assets – Other assets include trademarks and customer lists. Trademarks are amortized using the straight-line method over the life of the trademark. Customer lists are not amortized, but are tested at least annually for impairment, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Periodically, the Company evaluates whether the estimated useful life used to amortize an intangible asset is appropriate due to changing facts and circumstances resulting in increases or decreases in the asset's useful life, and records the change prospectively.

Reclassification – Certain prior period amounts have been reclassified to conform to the current year presentation. These changes had no effect on previously reported results of operations or total stockholders' equity.

Recent accounting pronouncements – The Financial Accounting Standards Board issued the following new accounting pronouncements during 2003:

Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 does not have any impact on the financial position or results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, "Accounting for Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively. This statement does not affect the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This statement does not affect the Company.

NOTE 2 – RELATED PARTY TRANSACTIONS

Due from Officers – These loans represent a series of noninterest bearing advances primarily during 1997 and a final advance during 1999 to the CEO. The advances began accruing interest in 2000 at the rate of 8% per annum. The amount due from officers at December 31, 2003 was $55,730. All accrued interest has been paid to date.

Common stock repurchase – During 2003, the Company repurchased 250,000 shares of common stock from its Chief Executive Officer for $207,500. The transaction was consummated on terms equivalent to those that prevail in arm's-length transactions.

NOTE 3 – INVENTORIES

Inventories consist of the following:

Raw materials	$ 870,439
Finished goods	724,913
Supplies	51,375
Reserve for obsolescence	(50,000)
Total	$ 1,596,727

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Machinery and equipment	$	725,264
Office equipment		230,084
Vehicles		67,762
Furniture and fixtures		185,873
Computer equipment		228,438
Computer software		71,509
Leasehold improvements		99,204
Total		1,608,134
Less accumulated depreciation		(1,372,711)
Net book value	$	235,423

Depreciation expense charged to operations for 2003 was $165,669 (2002: $218,895).

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consists of the following:

Trademarks, gross carrying amount	$	28,383
Accumulated amortization		24,177
Net book value		4,206
Customer lists, not subject to amortization		13,180
	$	17,386

Amortization expense charged to operations for 2003 was $5,585 (2002: $5,400). The remaining aggregate amortization expense for 2004 is $4,206.

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consist of the following:

Accrued settlement fee (Note 11)	$	151,500
Accrued expenses		62,630
Accrued vacation		34,879
Accrued payroll		7,108
Accrued sales tax		6,204
	$	262,321

NOTE 7 – PROFIT SHARING PLAN

The Company has a defined contribution plan, which covers substantially all employees. The Company's contributions to the plan are made at the sole discretion of the Company's Board of Directors. Contributions to the plan for 2003 were approximately $44,000 (2002: $33,000).

NOTE 8 – TREASURY STOCK AND COMMON STOCK REPURCHASE PROGRAM

On May 3, 2002, the Company announced a stock repurchase plan, whereby the Company may repurchase between 1,000,000 and 2,500,000 shares of the Company's common stock in open market transactions, from time to time, during the next two years in compliance with Rule 10b-18 of the Securities Exchange Act of 1934 and all other applicable securities regulations. Repurchases of common shares in the open market will provide shares for issuance to employees under stock option and stock purchase plans. Since inception of the plan through December 31, 2003, the Company repurchased 383,250 shares of common stock for $81,573. On May 12, 2003, all of the repurchased shares of common stock were granted to employees under the 1998 Stock Option Plan. During December 2003, the

Company repurchased 250,000 shares of common stock from its Chief Executive Officer for $207,500. The Company plans to provide these shares for issuance to employees under stock option and stock purchase plans. Total shares held in treasury are 613,250 of which 363,250 shares remain unexercised under stock option grant agreements.

NOTE 9 – EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated using net earnings and the weighted-average number of shares outstanding during the reporting period. Diluted EPS includes the effect from potential issuance of common stock, such as stock issuable pursuant to the exercise of stock options. Total potential common shares not included in the computation of dilutive EPS for both periods presented was 150,000 shares because their impact would be antidilutive based on current market prices.

The reconciliation of the numerators and denominators of the basic and diluted EPS calculations was as follows for the years ended December 31, 2003 and 2002:

	2003	2002
Numerator: net earnings	$ 1,643,770	$ 997,862
Denominator:		
Weighted-average shares used to compute basic EPS	14,712,489	14,943,322
Dilutive potential common shares	241,618	-
Weighted-average shares used to compute diluted EPS	14,954,107	14,943,322
Basic net earnings per share:	$ 0.11	$ 0.07
Diluted net earnings per share:	$ 0.11	$ 0.07

NOTE 10 – STOCK OPTIONS

The Company has authorized 1,000,000 shares of common stock for issuance to directors and key employees under the 1998 Stock Option Plan (the plan). The objectives of the plan include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing directors and key employees the opportunity to acquire common stock. The options vest immediately and expire five years after the date issued.

The status of the Company's stock option plan is summarized below:

	Shares Under Option	Option Price
Outstanding at 12/31/01	150,000	$ 2.00
Exercised	-	-
Forfeited	-	-
Granted	-	-
Outstanding at 12/31/02	150,000	$ 2.00
Exercised	(20,000)	$ 0.40
Forfeited	-	
Granted	383,250	$ 0.40
Outstanding at 12/31/03	513,250	$ 0.40 - $2.00

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock options awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plans been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company's pro forma net earnings and pro forma net earnings per share would have been reflected as follows at December 31:

	2003	2002
Net earnings		
As reported	$ 1,643,770	$ 997,862
Pro forma	$ 1,528,806	$ 964,092
Basic net earnings per share		
As reported	$ 0.11	$ 0.07
Pro forma	$ 0.10	$ 0.06
Diluted net earnings per share		
As reported	$ 0.11	$ 0.07
Pro forma	$ 0.10	$ 0.06

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option pricing model with the following weighted-average assumptions used for those options granted in 1999 and 2003, respectively: dividend yield of 0%, expected volatility of 95% and 99%, risk-free interest rates of 5% and 2.25%, and expected lives of five years.

Stock options outstanding and exercisable on December 31, 2003 are as follows:

Exercise Price	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 0.40	363,250	$ 0.13	3.95 years
$ 2.00	150,000	$ 1.35	0.01 years

NOTE 11 – INCOME TAXES

The components of provision for (benefit from) income taxes are as follows:

	2003	2002
U.S. federal income tax – AMT	$ 28,359	$ -
CA state taxes – based on income	179,973	75,091
Change in deferred taxes – federal	94,595	(145,734)
Change in deferred taxes – state	25,466	(37,891)
	$ 328,393	$ (108,534)

Income taxes currently payable consist of the following:

	2003
U.S. federal income taxes – AMT	$ 28,359
CA state taxes – based on income	106,049
	$ 134,408

A reconciliation of income tax at the statutory rate to the Company's effective rate follows:

	2003	2002
Statutory U.S. federal income tax rate	34.0%	34.0%
Statutory U.S. federal rate – AMT	20.0%	-
State income taxes, net of related federal income tax benefit	9.1%	8.4%
Other	6.1%	(20.6%)
Changes in the valuation allowance	(52.5%)	(34.0%)
Income tax expense – effective rate	16.7%	(12.2%)

The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 318,801	$ 922,352
Expenses not currently deductible for tax purposes	5,693	5,693
Total	324,494	928,045
Valuation allowance	-	(430,795)
Net deferred tax asset	324,494	497,250
Deferred tax liabilities:		
Depreciation	40,470	93,165
Net deferred tax asset	$ 284,024	$ 404,085

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

The net change in the valuation allowance for 2003 was a decrease of approximately $430,000 (2002: $460,000), which is principally the result of the utilization of net operating loss carryforwards to offset taxable income. As of December 31, 2003, the Company has available net operating loss carryforwards for federal and state income tax purposes of approximately $560,000 and $1,400,000, which expire through 2019 and 2011, respectively. State net operating loss carryforwards are based on federal net operating losses, which are limited to certain percentages and carryover periods based on the year incurred. For taxable years beginning in 2002 and 2003, the State of California has suspended the net operating loss carryover deduction for two years for losses incurred before January 1, 2002, and for one year for losses incurred after January 1, 2002.

Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases office space and equipment under various noncancelable operating leases which expire through June 2006. Rent expense charged to operations was approximately $384,000 for 2003 (2002: $421,000).

Future minimum rental commitments under noncancelable leases are as follows:

2004	$ 271,017
2005	$ 6,540
2006	$ 3,270

The Company sublet a portion of its space and the total amount of minimum rentals received under noncancelable subleases for 2003 was $10,175 (2002: $91,520).

Line of credit

The Company has a Merrill Lynch Working Capital Management Account ("WCMA"), which provides for a line of credit up to $1,500,000 with interest due monthly at the variable interest rate of 2.75% plus the One-Month London Interbank Offered Rate ("LIBOR"), which equaled 3.878% on December 31, 2003. The line of credit is secured by substantially all of the assets of the Company and is personally guaranteed by the CEO of the Company. The line of credit expires on July 31, 2004.

The WCMA account immediately pays down the line of credit when deposits are received. When checks are issued, the line of credit is utilized if no cash is available. If the line of credit has a zero balance, the WCMA account pays interest on deposits at Merrill Lynch's money market rate. The entire line of credit was available for use as of the date of issuance of these financial statements.

Lawsuit

During 2003, the Company was awarded a $250,000 settlement in a lawsuit and a Florida lawyer asserted a lien claim for 35% of the proceeds plus costs of $64,000. Management intends to continue to contest the claim; however, outside counsel for the Company has advised that an unfavorable outcome is reasonably possible. Accordingly, a provision for loss of $151,500 (see Note 6) has been charged to operations in the accompanying financial statements for 2003.

SIGNATURES

In accordance with section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allergy Research Group, Inc.

Date: March 30, 2004

By: /s/Stephen A. Levine
Stephen A. Levine, Ph.D., CEO

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 30, 2004

By: /s/Stephen A. Levine
Stephen A. Levine, Ph.D., CEO, CFO and Director

Date: March 30, 2004

By: /s/Susan D. Levine
Susan D. Levine, Director

Date: March 30, 2004

By: /s/Ed Kane
Ed Kane, Director

ALLERGY RESEARCH GROUP, INC.
a Florida corporation
CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

I, Stephen A. Levine, certify that:

1. I have reviewed this annual report on Form 10-KSB of Allergy Research Group, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
   c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 30, 2004

/s/ Stephen A. Levine

Stephen A. Levine

Chief Executive Officer and Chief Financial Officer

ADDITIONAL INFORMATION

Independent Auditors	Annual Report on Form 10-KSB
Clancy and Co., P.L.L.C. 2935 E. Clarendon Avenue Phoenix, AZ 85016	**You may obtain copies of our Annual and Quarterly Reports or other forms filed with the U.S. Securities & Exchange Commission from the SEC website located at www.sec.gov or by writing to:**
Transfer Agent & Registrar PublicEase, Inc. 3663 E. Sunset Road Suite 104 Las Vegas, NV 89120 Telephone: (800) 471-5861	Allergy Research Group, Inc. Investor Relations 30806 Santana Street Hayward, California 94544
Common Stock Stock Symbol: ALRG Listed: OTCBB	For access to the Allergy Research Group, Inc. Investor Relations homepage on the Internet use the following URL: http://www.nutricology.com/invest/investidx.htm

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, this Annual Report contains, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, forward-looking statements that are based on management's beliefs and assumptions, current expectations, estimates and projections. Many of the factors that will determine the Company's financial results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and therefore actual results may differ materially. Important factors and risks that may affect future results include but are not limited to: the impact of competitive products, changes in law and regulations, adequacy and availability of insurance coverage, availability of raw materials, dependence on distributors and customers, litigation, limitations on future financing, the effect of adverse publicity, uncertainties relating to acquisitions, managing and maintaining growth, customer demands, as well as other risks and uncertainties that are described from time to time in the Company's filings with the Securities and Exchange Commission, copies of which are available upon request from the Company's investor relations department.

For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Company's filings with the SEC including, but not limited to, the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003 (Form 10-KSB), "Management's Discussion and Analysis or Plan of Operations" on pages 20 through 27 of the Form 10-KSB, and "Note 1 - Summary of Significant Accounting Policies," "Note 9 – Earnings Per Share," and "Note 12 - Commitments and Contingencies" of the Notes to Consolidated Financial Statements of the Audited Consolidated Financial Statements on pages F7 through F10, page F12 and page F15, respectively, included in the Form 10-KSB which is attached as part of this report.

The Company's actual financial results likely will be different from those projected due to the inherent nature of projections. Given these uncertainties, reliance should not be placed on forward-looking statements. The forward-looking statements contained in this Annual Report speak only as of the date of the Report. The Company expressly disclaims a duty to provide updates to forward-looking statements after the date of this Annual Report to reflect the occurrence of subsequent events, changed circumstances, changes in its expectations, or the estimates and assumptions associated with them.

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ALLERGY RESEARCH GROUP, INC.

30806 Santana Street
Hayward, California 94544

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD AUGUST 23, 2004

TO THE SHAREHOLDERS OF ALLERGY RESEARCH GROUP, INC.:

The annual meeting of the shareholders of Allergy Research Group, Inc. (the "Company") will be held at 30806 Santana Street, Hayward, California 94544, on August 23, 2004 at 11:00 A.M. local time for the following purposes:

1. To elect a Board of Directors for the Company.

2. To approve the continuation of Clancy and Co., P.L.L.C. as the Company's independent public accountants for the fiscal year ending December 31, 2004.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF EACH OTHER ITEM LISTED ON THIS NOTICE OF ANNUAL MEETING OF SHAREHOLDERS.

Shareholders of record at the close of business on July 13, 2004, are the only persons entitled to notice of and to vote at the meeting.

Your attention is directed to the attached Proxy Statement. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE FILL IN, SIGN, DATE AND MAIL THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO SAVE THE COMPANY FURTHER SOLICITATION EXPENSE. If you are present at the meeting, you may then revoke your proxy and vote in person, as explained in the Proxy Statement in the section entitled "ANNUAL MEETING OF SHAREHOLDERS – August 23, 2004." A return envelope is enclosed for your convenience.

Susan D. Levine

Susan D. Levine
Secretary

Dated: July 22, 2004

PROXY STATEMENT

ALLERGY RESEARCH GROUP, INC.

30806 Santana Street
Hayward, California 94544

ANNUAL MEETING OF SHAREHOLDERS – AUGUST 23, 2004

The enclosed Proxy is solicited by the Board of Directors of Allergy Research Group, Inc. (the "Board") in connection with the annual meeting of shareholders of Allergy Research Group, Inc. (the "Company") to be held on August 23, 2004 at 11:00 A.M. local time at 30806 Santana Street, Hayward, California 94544, and at any adjournments thereof. The cost of solicitation, including the cost of preparing and mailing the Notice of Shareholders' Meeting and this Proxy Statement, will be paid by the Company. Such mailing took place on approximately July 22, 2004. Representatives of the Company may, without cost to the Company, solicit Proxies for the management of the Company by means of mail, telephone or personal calls.

A Proxy with respect to the Company may be revoked before the meeting by giving written notice of revocation to the Secretary of the Company, or may be revoked at the meeting, prior to voting. Unless revoked, properly executed Proxies with respect to the Company will be voted as indicated in this Proxy Statement. In instances where choices are specified by the shareholders in the Proxy, those Proxies will be voted or the vote will be withheld in accordance with each shareholder's choice. An "abstention" on any proposal will be counted as present for purposes of determining whether a quorum of shares is present at the meeting with respect to the proposal on which the abstention is noted, but will be counted as a vote "against" such proposal. Should any other matters come before the meeting, it is the intention of the persons named as Proxies in the enclosed Proxy to act upon them according to their best judgment.

Only shareholders of record at the close of business on July 13, 2004 may vote at the meeting or any adjournments thereof. As of that date there were approximately 14,516,605 outstanding common shares of all classes, $.001 par value, of the Company. Each shareholder of the Company is entitled to one vote for each share of the Company held. Voting for the election of directors is not cumulative, which means that the holders of a majority of the Company's outstanding shares have the power to elect the entire Board of the Company. None of the matters to be presented at the meeting will entitle any shareholder of the Company to appraisal rights. In the event that Proxies which are sufficient in number to constitute a quorum are not received by August 20, 2004, the persons named as Proxies may propose one or more adjournments of the meeting to permit further solicitation of Proxies. Such adjournments will require the affirmative vote of the holders of a majority of the shares present in person or by Proxy at the meeting. The persons named as Proxies will vote in favor of such adjournment. At the annual meeting, the shareholders of the Company will be asked to re-elect the current members of the Board and to approve the selection of the independent public accountant for the Company.

SHARE OWNERSHIP

The following table provides information as of July 13, 2004 concerning the beneficial ownership of the Company's common stock by (i) each director, (ii) each named executive officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, and (iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[(1)(2)]
$.001 par value common stock	Stephen Levine, Ph.D. Susan Levine 30806 Santana Street Hayward, California 94544	10,113,250 [(3)]	70%
$.001 par value common stock	Manfred Salomon 30806 Santana Street Hayward, CA 94544	99,750	.7%
$.001 par value common stock	Officers and Directors as a group	10,114,750	70%

(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within sixty (60) days from July 13, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed outstanding for the purpose of computing the percentage owned by any other person. Included in this table is an option held by Manfred Salomon to purchase 98,250 shares of common stock at an exercise price of $.40 per share.

(2) Percentages are based on 14,516,605 shares outstanding on July 13, 2004.

(3) Represents shares held jointly by Stephen and Susan Levine as community property.

ANNUAL REPORT OF THE COMPANY

The annual report of the Company containing audited financial statements for the twelve months ended December 31, 2003 was mailed to the shareholders on or about July 22, 2004.

PROPOSAL 1

ELECTION OF DIRECTORS

It is intended that the enclosed Proxy will be voted for the election of the three (3) persons named below as directors for the Company unless such authority has been withheld in the respective Proxy. The term of office of each person elected to be a director of the Company will be until the next regular or annual meeting of the shareholders at which election of directors is an agenda item and until his or her successor is duly elected and shall qualify. Pertinent information regarding each nominee for the past five years is set forth following his or her name below.

Name and Age	Position with the Company and Principal Occupations	Address
Stephen Levine, Ph.D. (54)	Dr. Levine has served as the Company's Chief Executive Officer from December 1997 to January 1999 and recommenced service to the Company in that capacity in January 2000, upon resignation of the interim CEO. Dr. Levine has been Chairman of the Board and a Director of the Company since December 1997. In January 2001, Levine was appointed Chief Financial Officer of the Company. Dr. Levine graduated cum laude from the State University College in Buffalo, New York and received his Ph.D. from the University of California, Berkeley. In 1979, Dr. Levine founded NutriCology/Allergy Research Group and was employed as its owner and operator from that time until 1998, when NutriCology was acquired by the Company. He now serves as Chairman of the Board of Directors, as well as being employed as the Chief Executive Officer. Dr. Levine is the author of AntiOxidant Adaption, Its Role in Free Radical Pathology. Dr. Levine is the husband of Susan Levine, who acts as Vice President and Secretary for the Company.	30806 Santana Street Hayward, California 94544
Susan Levine (50)	Mrs. Levine has served as the Secretary and Vice President of the Company since December 1997. Mrs. Levine resigned her board membership temporarily between January 1999 and January 2000. In addition, Susan Levine acts as the Company's Public Relations and Conventions and Travel Specialist. Since 1980, Mrs. Levine has worked with her husband, Dr. Stephen Levine, in the creation and development of NutriCology. Prior to working for the Company, Mrs. Levine was the Director of Senior Housing ECHO, a non-profit organization located in Hayward, California, where her duties included grant writing, and coordination of workers for social programs.	30806 Santana Street Hayward, California 94544
Ed Kane (77)	Mr. Kane has served as a Director of the Company since November 8, 2000. From 1955 to present, Mr. Kane has acted as the sole owner and chief executive officer of Kane Steel, a company that has current gross sales of $25 million and over 120 employees. Mr. Kane also started K-TRON International ("KTII") in 1964. KTII was the first to digitize weigh feeding, which is a system used to continuously weigh and feed material for the process industries. KTII is listed on the over-the-counter market and is a $120 million company today, with plants in Switzerland and the United States. In addition, Mr. Kane started K-FLOW International ("KFI") in 1980 to manufacture a patented mass flow meter. KFI was merged into the instrument division of the Swiss firm Asea Braun Bavari in 1991. Expanding into the health field ten years ago, Mr. Kane and his wife Patricia, a Ph.D., founded BodyBio Corporation, a specialized laboratory analysis service utilized by physicians	30806 Santana Street Hayward, California 94544

	worldwide in interpreting blood test results. Mr. Kane is currently the chief executive officer of BodyBio Corporation. Mr. Kane has been a student of science and medicine for most of his adult life, and holds a degree from Temple University. Mr. Kane's particular focus has been on fatty acid metabolism. He has been a visiting professor at the Wharton School of Business in Philadelphia and instructs physicians in a biomedical course on lipid metabolism five times yearly. Mr. Kane holds several U.S. patents on steel structures, instrumentation and biochemistry. The city of Millville, New Jersey recognized Mr. Kane as one of the three leading industrialists of the last half century.	

None of the persons named as nominees for the Company are directors of any other Reporting Companies. "Reporting Companies" include companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act") or subject to the requirements of Section 15(d) of the 1934 Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

In voting for directors, you must vote all of your shares noncumulatively. This means that the owners of a majority of the Company's outstanding shares have the power to elect the Company's entire Board. The vote of a majority of shares of the Company represented at the meeting, provided at least a quorum (a majority of the outstanding shares) is represented in person or by proxy, is sufficient for the election of the above nominees to the Board. By completing the Proxy, you give the Proxy the right to vote for the persons named in the table above. If you elect to withhold authority for any individual nominee or nominees, you may do so by making an "X" in the box marked "VOTE FOR NOMINEE(S) NOT LINED OUT," and by striking a line through the nominees' name or names on the Proxy for which you do not vote.

Committees Of The Board Of Directors And Meeting Attendance

The Company currently has a medical advisory board. The Company does not have a standing audit committee. All of the responsibilities which would normally fall upon an audit committee under the provisions of the Securities Act of 1934 and the Corporate Fraud Accountability Act of 2002 are and will be the responsibility of the full Board. It is the practice of the Board to review the Company's audited annual financial statements and unaudited quarterly financial statements with the Company's independent auditors.

Management is responsible for the Company's financial statements and the financial reporting process, including internal controls. The independent auditors' are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards in the United States of America and for issuing a report thereon. The Board's responsibility is to monitor and oversee these processes.

In this context, the Board has held discussions with management and the independent auditors regarding the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, "*Communication with Audit Committees*" and SAS No. 90, "*Audit Committee Communications.*" These matters included a discussion of the independent auditors' judgments about the quality (not just the acceptability) of the Company's accounting principles as applied to financial reporting. Management represented to the Board that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America, and the Board has reviewed and discussed the consolidated financial statements with management and the independent auditors. The independent auditors also provided the Board with the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Board discussed with the independent auditors that firm's independence.

The Board of Directors is responsible for considering and making recommendations to the shareholders concerning nominees for election as director at the Company's meetings of shareholders, and nominees for appointments to fill any vacancy on the Board. Because of the practical necessity that a candidate for director must be acceptable to Dr. Levine, in his capacity as holder of a majority of the Company's voting stock, in order to be elected, the Board believes it is desirable for the nominations function to be fulfilled by the full Board, including Dr. Levine, rather than by a nominating committee that does not include him. When the need for a new director arises (whether because of a newly created Board seat or vacancy), the Board will proceed by whatever means it deems appropriate to identify a qualified candidate or candidates. The Board will evaluate the qualifications of each candidate.

The Board has no established policy with regard to the consideration of any director or candidate recommended by shareholders of the Company. Because of the practical necessity that a candidate for director must be acceptable to Dr. Levine, in his capacity as holder of a majority of the Company's voting stock, in order to be elected, the Board does not believe that such a policy is necessary at this time. However, the Board will consider including in its slate of director nominees for an annual shareholders' meeting a nominee submitted to the Company by a shareholder. In order for the Board to consider such nominees, the nominating shareholder should submit the information about the nominee and nominating shareholder to the President at the Company's principal executive offices at least 120 days before the first anniversary of the date that the Company's Proxy Statement was released to shareholders in connection with the previous year's annual meeting of shareholders. The nominating shareholder should expressly indicate that such shareholder desires that the Board consider such shareholder's nominee for inclusion with the Board's slate of nominees for the meeting. The nominating shareholder and shareholder's nominee should undertake to provide, or consent to the Company obtaining, all other information the Board requests in connection with its evaluation of the nominee.

The Board for the Company took action eight times during its last fiscal year by telephonic meeting with all directors attending or by unanimous written consent.

Director Compensation

The Company does not maintain any separate pension, retirement or other arrangement for compensating its Directors. No compensation was paid to Directors during the fiscal year ended December 31, 2003, and the Company does not currently compensate directors. Directors who also act as officers of the Company may receive compensation for services rendered to the Company in those other capacities.

Executive Officers

Certain information about the current executive officers of the Company is set forth below. Each executive officer of the Company may be removed from office at any time by a majority of the Company's Board of Directors with or without cause.

Stephen Levine, Ph.D. (54) has served as the Company's Chief Executive Officer from December 1997 to January 1999 and recommenced service to the Company in that capacity in January 2000, upon resignation of the interim CEO. Dr. Levine has been Chairman of the Board and a Director of the Company since December 1997. In January 2001, Levine was appointed Chief Financial Officer of the

Company. Dr. Levine graduated cum laude from State University College in Buffalo, New York and received his Ph.D. from the University of California, Berkeley. In 1979, Dr. Levine founded NutriCology/Allergy Research Group and was employed as its owner and operator from that time until 1998, when NutriCology was acquired by the Company. He now serves as Chairman of the Board of Directors, as well as being employed as the Chief Executive Officer. Dr. Levine is the author of AntiOxidant Adaption, Its Role in Free Radical Pathology. Dr. Levine is the husband of Susan Levine, who acts as Vice President and Secretary of the Company.

Fred Salomon (65) has served as President since August 12, 2003. He was hired in 2002 to fill the role of Director of Operations. Mr. Salomon brings 40 years of executive management experience. He comes from the home-sewing and craft industry, where he managed and grew several businesses. He also founded his own company, which he sold to the McCall Pattern Company, where he served as Chief Operating Officer of their national distribution company, NMI, Inc. For the last 20 years, Mr. Salomon was general manager of Lion Notions, Inc. and Fantasy Importers, Inc., both privately held corporations.

Susan Levine (50) has served as the Secretary, Director and Vice President to the Company since December 1997. Mrs. Levine resigned her board membership temporarily between January 1999 and January 2000. In addition, Susan Levine acts as the Company's Public Relations and Conventions and Travel Specialist. Since 1980, Mrs. Levine has worked with her husband, Dr. Stephen Levine, in the creation and development of NutriCology. Prior to working for the Company, Mrs. Levine was the Director of Senior Housing ECHO, a non-profit organization located in Hayward, California, where her duties included grant writing and coordination of workers for social programs.

Susan Levine is the wife of Stephen Levine. There are no other family relationships between the executive officers and/or the proposed directors. The Company's address is: 30806 Santana Street, Hayward, California 94544.

Executive Officer Compensation

The following table sets forth the remuneration to the Company's executive officers for the past three fiscal years:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary($)	Bonus ($)	Other Annual Compensation ($)	Long Term Compensation Awards: Restricted Stock Award(s) ($)	Securities Underlying Options (#)	Payouts: LTIP Payouts ($)	All Other Compensation ($)
Stephen	2001	225,246						17,355
Levine, CEO	2002	250,000	90,000					16,505
	2003	299,846						10,890
Manfred (Fred)	2001							
Salomon,	2002	43,077	25,000					
President	2003	112,308	100,000			98,250		3,923
Susan Levine,	2001	129,981						6,751
Secretary	2002	141,940	50,000					7,500
	2003	179,255						8,743

During the last fiscal year and as of December 31, 2002, the Company did not grant any stock options to executive officers. Options granted in 2003 are included in the table below:

Name	Number of Securities Underlying Options/ SARs Granted (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Manfred Salomon	98,250	26%	$.40 per share	05/12/2008

The following table is intended to provide information as to the number of stock options exercised by each of the executive officers listed above, the value realized upon exercise of such options, and the number and value of any unexercised options still held by such individuals.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Susan Levine	0	0	150,000/0	0/0(1)
Manfred Salomon	0	0	98,250/0	37,335/0(2)

(1) None of these options are currently "in-the-money." These options expired on January 26, 2004.

(2) On May 12, 2003, the Company issued options to purchase 98,250 shares of Common Stock to Manfred Salomon under the Company's 1998 Incentive Stock Option Plan. These options can be exercised for $.40 per share and were fully vested on the grant date. The options expire on May 12, 2008.

Employment Agreements

The Company does not have a current employment agreement with its Chief Executive Officer and Chief Financial Officer or with its President.

Employee Benefits

1998 Incentive Stock Option Plan. The Company's Board of Directors and shareholders adopted the 1998 Incentive Stock Option Plan on July 10, 1998 and reserved an aggregate of 1,000,000 shares of Common Stock for grants of stock options under the plan. The purposes of the 1998 Incentive Stock Option Plan are (a) to attract and retain the best available people for positions of substantial responsibility and (b) to provide additional incentive to the employees of the Company and to promote the success of the Company's business.

The 1998 Incentive Stock Option Plan is administered by the Board of Directors, which has the authority to select individuals who are to receive options under the Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the vesting provisions, the option term and the exercise price. The 1998 Incentive Stock Option Plan includes two separate plans: Plan A provides for the granting of options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Plan B provides for the granting of non-qualified stock options. Each Plan will terminate on September 23, 2012, unless sooner terminated by the Board.

An option granted under the 1998 Incentive Stock Option Plan expires five (5) years from the date of grant or, if earlier, on the date of the optionee's termination of employment or service, no more than six (6) months of the optionee's death or disability. Options granted under the 1998 Incentive Stock Option Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee. The Board of Directors has authority to grant options under the 1998 Incentive Stock Option Plan to non-officer employees (including outside directors) of the Company and consultants to the Company at an exercise price not greater than the fair market value of the Common Stock on the date of grant.

In the event of (i) the merger or consolidation of the Company in which it is not the surviving corporation, or pursuant to which shares of Common Stock are converted into cash, securities or other property (other than a merger in which holders of Common Stock immediately before the merger have the same proportionate ownership of the capital stock of the surviving corporation immediately after the merger), (ii) the sale, lease, exchange or other transfer of all or substantially all of the Company's assets (other than a transfer to a majority-owned subsidiary), or (iii) the approval by the holders of Common Stock of any plan or proposal for the Company's liquidation or dissolution (each, "Corporate Transaction"), the Board of Directors will determine whether provision will be made in connection with the Corporate Transactions for assumption of the options under the 1998 Incentive Stock Option Plan or substitution of appropriate new options covering the stock of the successor corporation, or an affiliate of the successor corporation. If the Board of Directors determines that no such assumption or substitution will be made, each outstanding option under the 1998 Incentive Stock Option Plan shall automatically accelerate so that it will become 100% vested and exercisable immediately before the Corporate Transaction.

Rule 401(k) Retirement Plan. In January 1997, the Company adopted the NutriCology, Inc. 401(k) Retirement Plan (the "401(k) Plan"). Eligible employees may contribute up to 15 percent of their annual compensation, subject to certain limitations, and the Company will match 50 percent of an employee's contribution. The Company will not match before tax contribution amounts in excess of 6% of the employee's compensation. Total provisions with respect to this plan approximated $33,000 and $43,600, for the years ended December 31, 2002 and 2003, respectively. The plan was amended during 2004 to adopt the Safe Harbor provisions under Rule 401(k). Beginning in 2004, the Company will match 100% of an employee's contribution not to exceed 5% of the employee compensation.

Cafeteria Plan. In May 1999, the Company adopted the NutriCology, Inc./Allergy Research Group, Inc. Cafeteria Plan pursuant to section 125 of the Internal Revenue Code ("Cafeteria Plan"), retroactive to January 1999. Eligible employees may contribute a portion of their upcoming pay to special funds or accounts to pay for certain benefits under the Cafeteria Plan, including health care reimbursement, day-care assistance and insurance premiums on health care insurance programs. Ordinarily, these expenses would be paid with out-of-pocket, taxable dollars. Under the Cafeteria Plan, the amounts contributed are not subject to Federal income or Social Security taxes. Employees may submit requests for reimbursement of these expenses to the administrator of the Cafeteria Plan, BenefitStreet.com, at any time during a plan year. At the end of each plan year, the employees will forfeit any unspent monies unless requests for reimbursement are made no later than 60 days after the end of the year. We automatically contribute enough of the employee's compensation to pay for insurance coverage provided under its health plan; however, it is up to the employee to determine the amount of any additional contributions.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2003.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants And Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	513,250 common shares(1)	$.87	486,750 common shares
Equity compensation plans not approved by security holders	None	None	None
Total	513,250 common shares	$.87	486,750(2) common shares

(1) Issued under Allergy Research Group, Inc.'s 1998 Incentive Stock Option Plan 1 in 1999 and 2003. 150,000 options were granted in 1999 and expired on January 26, 2004, the remaining options were granted during 2003.

(2) Represents common shares issuable under 1998 Incentive Stock Option Plan 1.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, all reports which were required to be filed by our directors, officers or principal shareholders during 2003 under Section 16(a) of the Securities Exchange Act of 1934, were timely filed with the exception of Form 3 required to be filed by our President following his appointment to the office on August 12, 2003. The filing was inadvertently missed and filed on February 25, 2004.

Certain Relationships And Related Transactions

Stephen Levine, the Company's Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors, and Susan Levine, the Company's Secretary, are husband and wife.

Stephen and Susan Levine loaned NutriCology approximately $286,000 prior to its reverse acquisition by the Company in 1998. The loan has been offset and exceeded by advances made to the Levines between 1997 and 1999, seventy-three percent (73%) of which were made prior to the reverse acquisition. Each advance has been made as a non-interest bearing, due on demand loan on the books of the Company. Interest (8% per annum) has been accrued on these loans in the amount of $5,137 and $8,723 for the years ended December 31 2003 and December 31, 2002, respectively. The Company's audited financial statements indicate that as of December 31, 2003 and 2002, the amounts due from Dr. Levine were $55,730 and $127,691, respectively. No new advances or adjustments to the terms of the loans were made after July 30, 2002.

In 1999 Dr. Levine stepped down from his CEO position to focus on the development of new products. He and his wife, Susan Levine, formed Inventive Biomedical, LLC, a California limited liability company ("IBM"), as a research and development firm. As of December 31, 2003 and 2002, IBM owed the Company $5,000 and $15,750, respectively. On January 1, 2004, the Company purchased IBM's inventory for $7,577, after netting the amount due, the Company paid IBM $2,577.

Required Vote

Each of the nominees has agreed to serve as a director of the Company until his or her replacement is elected and qualified. If any unforeseen event prevents one or more of the nominees from serving as a director, your votes will be cast for the election of a substitute or substitutes selected by the Board. In no event, however, can the Proxies be voted for a greater number of persons than the number of nominees named. Unless otherwise instructed, the proxies will vote for the election of each nominee to serve as a director of the Company.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE TO ELECT EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS OF THE COMPANY.

PROPOSAL 2

RATIFICATION OR REJECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has selected Clancy and Co., P.L.L.C. as the Company's independent accountants for the fiscal year ending December 31, 2004 and has directed that management submit the selection of independent accountants to the shareholders for ratification at the Annual Meeting. Clancy and Co., P.L.L.C. audited the Company's financial statements for fiscal 2003. No representative of Clancy and Co., P.L.L.C. is expected to be present at the Annual Meeting.

Shareholders are not required to ratify the selection of Clancy and Co., P.L.L.C. as the Company's independent accountants. However, the Board is submitting the selection of Clancy and Co., P.L.L.C. to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its shareholders.

Audit Fees

The fees billed by Clancy and Co., P.L.L.C. for professional services for the audit of the Company's annual consolidated financial statements for the 2003 Fiscal Year and the review of the quarterly consolidated financial statements was $40,050. The aggregate fees for non-audit services rendered to the Company during the 2003 Fiscal Year were $5,000. Non-audit services include fees for tax return preparation.

The affirmative vote of the holders of a majority of the shares represented and voting at the meeting will be required to ratify the selection of Clancy and Co., P.L.L.C.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE IN FAVOR OF THE PROPOSAL. UNLESS OTHERWISE INSTRUCTED, THE PROXIES WILL VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS.

OTHER MATTERS

Management does not intend to present any business at the meeting not mentioned in this Proxy Statement, and currently knows of no other business to be presented. If any other matters are brought before the meeting, the appointed proxies will vote all Proxies on such matters in accordance with their judgment of the best interests of the Company.

SHAREHOLDER PROPOSALS

Proposals of shareholders of the Company which are intended to be presented by such shareholders at the Company's next Annual Meeting of Shareholders must be received by the Company no later than April 1, 2005 in order to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

Susan D. Levine

Susan D. Levine
Secretary
Dated: July 22, 2004

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